UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 21, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

TECHNICAL REPORT ON THE LA BOLSA PROPERTY

SONORA, MEXICO

Prepared For:

MINEFINDERS CORPORATION LTD.

2288-1177 W. Hastings St.

Vancouver, BC V6E 2K3 Canada

Phone: (604) 687-6263

And

Sonoran Resources, LLC

5597 West County 15th St.

Somerton, AZ 85350

Phone: (928) 627-2342

October 16, 2009

Prepared by:

David Linebarger, Associate, Sacrison Engineering, MAusIMM

Ralph R. Sacrison PE, Principal, Sacrison Engineering

Tench C. Page, VP Exploration, Minefinders Corporation Ltd.

Brian Metzenheim, Project Manager, Minefinders USA, Inc.

Zachary J. Black, Engineer, Minefinders USA Inc.

———————————————————————————————————————

Sacrison Engineering  320 Poplar Drive   Elko, NV  89801   Tel: 775-777-7455  Fax: 775-549-8949

www.sacrison-engineering.com

Minefinders Corporation LTD	La Bolsa Project
Sonoran Resources, LLC	Technical Report

Table of Contents

	List of Tables			4
1		SUMMARY		7
	1.1		LOCATION AND OWNERSHIP	7
	1.2		GEOLOGY AND MINERALIZATION	9
	1.3		EXPLORATION HISTORY	9
	1.4		MINERAL RESOURCE ESTIMATE	10
	1.5		CONCLUSIONS AND RECOMMENDATIONS	12
2		INTRODUCTION		13
	2.1		PURPOSE	13
	2.2		SOURCES OF INFORMATION	14
	2.3		SITE VISIT	14
	2.4		ABBREVIATIONS	14
3		RELIANCE ON OTHER EXPERTS		15
4		PROPERTY DESCRIPTION AND LOCATION		15
	4.1		PROPERTY LOCATION AND ACCESS	15
	4.2		CLAIMS, CONCESSIONS	17
	4.3		SURVEY OF PROPERTY	19
	4.4		ROYALTIES	20
	4.5		ENVIRONMENTAL LIABILITIES	20
	4.6		REQUIRED PERMITS AND STATUS	20
5		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		21
	5.1		PHYSIOGRAPHY	21
	5.2		CLIMATE	21
	5.3		PROXIMITY OF THE PROPERTY TO A POPULATION CENTER AND THE NATURE OF TRANSPORT	21
	5.4		AVAILABILITY AND SOURCES OF POWER, WATER, AND PERSONNEL	21
	5.5		SUFFICIENCY OF SURFACE RIGHTS FOR MINING OPERATIONS	22
	5.6		INFRASTRUCTURE	22
6		HISTORY		22
	6.1		GENERAL	22
	6.2		PRIOR OWNERSHIP AND CHANGES IN OWNERSHIP	23
	6.3		HISTORICAL RESOURCE/RESERVE ESTIMATES	23
	6.4		PAST PRODUCTION	23
7		GEOLOGICAL SETTING		24
	7.1		REGIONAL GEOLOGY	24
	7.2		LOCAL GEOLOGY	25
		7.2.1	LITHOLOGIES	25
		7.2.2	STRUCTURE	26

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8		DEPOSIT TYPES		29
	8.1		MINERAL DEPOSIT TYPES	29
9		MINERALIZATION		29
	9.1		DESCRIPTION	29
	9.2		ALTERATION	32
	9.3		SILICIFICATION AND STOCKWORK DEVELOPMENT	32
	9.4		DRILL CORE EXAMINATION	33
10		EXPLORATION		35
	10.1		GEOLOGY MAPPING	35
	10.2		SURFACE SAMPLING AND GEOCHEMISTRY	35
	10.3		GEOPHYSICS	36
11		DRILLING		37
	11.1		YEARLY DRILLING	37
	11.2		DRILLING PROCEDURES and CONDITIONS	39
	11.3		SUMMARY AND INTERPRETATION OF RESULTS	39
12		SAMPLING METHOD AND APPROACH		40
	12.1		SAMPLING METHODS, LOCATION, NUMBER, TYPE, NATURE AND SPACING	40
	12.2		DIAMOND DRILLING CORE SAMPLING	40
	12.3		REVERSE CIRCULATION SAMPLING	41
	12.4		SAMPLING INTERVALS	46
	12.5		DENSITY DETERMINATIONS	46
13		SAMPLE PREPARATION, ANALYSIS AND SECURITY		46
	13.1		SAMPLE PREPARATION AND SECURITY	46
	13.2		ANALYTICAL METHODS	47
	13.3		QUALITY CONTROL	47
	13.4		ADEQUACY OF PROCEDURES	48
14		DATA VERIFICATION		48
	14.1		DRILL HOLE SURVEYS	48
	14.2		SAMPLING AND ANALYTICAL DATA VERIFICATION	48
		14.2.1	INDEPENDENT SAMPLING	48
		14.2.2	FIELD SPLITS	49
		14.2.3	STANDARDS	52
		14.2.4	BLANKS	55
	14.3		NATURE AND LIMITATIONS OF VERIFICATIONS	55
	14.4		ELECTRONIC DATABASE VERIFICATION	55
15		ADJACENT PROPERTIES		55
16		MINERAL PROCESSING AND METALLURGICAL TESTING		56
17		MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		58
	17.1		PERTINENT DATA	58

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		17.1.1	DRILL HOLE ASSAYS	58
		17.1.2	TOPOGRAPHY	59
		17.1.3	BULK DENSITY	59
	17.2		GOLD AND SILVER ASSAY STATISTICS	59
	17.3		COMPOSITING	62
	17.4		GRADE CAPPING	65
	17.5		GRADE ENVELOPE DEVELOPMENT	66
	17.1		VARIOGRAPHY	69
	17.2		GRADE ESTIMATION	72
		17.2.1	BLOCK MODEL	72
		17.2.2	GRADE ENVELOPE APPLICATION	72
		17.2.3	GRADE ESTIMATION	72
		17.2.4	BLOCK GRADE VERIFICATION	74
	17.3		RESOURCE CLASSIFICATION	75
	17.4		CONFIDENCE LEVELS OF KEY CRITERIA	76
	17.5		LA BOLSA MINERAL RESOURCE SUMMARY	77
	17.6		ISSUES THAT MAY AFFECT THE RESOURCE	79
18		OTHER RELEVANT DATA AND INFORMATION		79
19		CONCLUSIONS AND RECOMMENDATIONS		79
20		REFERENCES		81
21		DATE AND SIGNATURE PAGE		83
22		CERTIFICATE OF AUTHORS		84
23		LIST OF APPENDICES		88
	23.1		APPENDIX A – TWIN HOLE STATISTICAL SUMMARY	88
	23.2		APPENDIX B – DEFINITIONS OF RESOURCE CATEGORIES	88

List of Tables

Table 1-1 La Bolsa Resource Estimate	11
Table 2-1 Table of Conversions	14
Table 6-1 Drill Holes Used in the Mineral Resource Model	23
Table 14-1 La Bolsa MPH Consulting Independent Sampling	49
Table 14-2 Standards Analyzed by Inspectorate (2009 Drilling)	53
Table 14-3 Standards Analyzed by Chemex (2003-2008 Drilling)	54
Table 16-1 Column Leach Test Results	57
Table 17-1 La Bolsa Assay Summary Statistics	59
Table 17-2 Summary Statistics - Core and RC Samples	62
Table 17-3 La Bolsa Summary Statistics for 2m Composites	62
Table 17-4 Resource Model Coding	68

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Table 17-5 Measured, Indicated and Inferred Classification Parameters	75
Table 17-6 Confidence Levels of Key Criteria	76
Table 17-7 La Bolsa Resource Estimate	78

List of Figures

Figure 1-1 La Bolsa Location Map	8
Figure 4-1 La Bolsa General Location Map	16
Figure 4-2 Minefinders Northern Sonora ABE Concession	18
Figure 4-3 Minefinder's Northern Sonora Concessions	19
Figure 7-1 Regional Geology	25
Figure 7-2 La Bolsa Property Geology Map	28
Figure 9-1 La Bolsa Conceptual Geologic Section	30
Figure 9-2 La Bolsa Mineralization Area	31
Figure 9-3 Core Display - Hole LB09-72C	33
Figure 9-4 Core Display – Hole LB09-70C	34
Figure 9-5 Core Display - Hole LB09-79C	34
Figure 10-1 Gold in Surface Samples	36
Figure 11-1 Drill Hole Collar Map	38
Figure 12-1 Core-RC Twin Au Values	42
Figure 12-2 Core-RC Twin Au Values	43
Figure 12-3 Core-RC Twin Au Values	43
Figure 12-4 Core-RC Twin Au Values	44
Figure 12-5 Core-RC Twin Au Values	44
Figure 12-6 Core-RC Twin Au Values	45
Figure 12-7 Core-RC Twin Au Values	45
Figure 14-1 LB95-1 Selected Assays vs. Field Splits - Gold	50
Figure 14-2 LB95-2 Selected Assays vs. Field Splits – Gold	51
Figure 14-3 Field Splits, Differing Assayers, Multiple Core Holes	52
Figure 14-4 Inspectorate 2009 Drilling Scatter Plot	53
Figure 14-5 Chemex 2003-2008 Drilling Scatter Plot	54
Figure 17-1 Gold Assay Histogram	60
Figure 17-2 Gold Assay Cumulative Frequency	60
Figure 17-3 Silver Assay Histogram	61
Figure 17-4 Silver Assay Cumulative Frequency	61
Figure 17-5 Gold 2m Composites Histogram	63
Figure 17-6 Gold 2m Composites Cumulative Frequency	63
Figure 17-7 Silver 2m Composites Histogram	64
Figure 17-8 Silver 2m Composites Cumulative Frequency	64
Figure 17-9 Gold 2m Composites Probability Plot - Capped	65

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Figure 17-10 Silver 2m Composites Probability Plot – Capped	66
Figure 17-11 Cross-Section 645 XV Showing Grade Envelope Development	67
Figure 17-12 Gold Variogram for Major Direction	70
Figure 17-13 Gold Composite Variogram for Semi-major Direction	71
Figure 17-14 Block Model Section 645 XV	73
Figure 17-15 Gold Estimated Grades vs. Composite Grade	74

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SUMMARY

Sacrison Engineering (‘SE’) has prepared this technical report on the La Bolsa project, Sonora, Mexico at the request of Sonoran Resources, LLC (‘SR’) under contract with Minefinders Corporation Ltd. (‘MFL’).  The purpose of this report is to provide a technical summary and audit of the La Bolsa project, including Minefinder’s estimate of the mineral resource. The report is written in compliance with disclosure and reporting requirements set forth in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

1.1

LOCATION AND OWNERSHIP

The mineral concession that covers La Bolsa property and the surrounding area is held by Minefinders Corporation Limited’s subsidiary Minera Minefinders S. A. de C.V. (hereinafter referred to as ‘Minefinders’) The La Bolsa property is located in a semi-isolated part of the northern Sonora State of the Republic of Mexico, approximately 29 km west of Nogales and 100 km south-southwest of Tucson, Arizona, USA.

The property is 100% owned and controlled by Minefinders.   Mineral rights are granted through the ABE Concession that is solely owned by Minefinders and that encompasses the whole of the known La Bolsa resource.    A single surface rights agreement is in place that allows for exploration, development, minerals extraction and mining infrastructure within the property. Figure 1-1 displays a general location map.

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Figure 1-1 La Bolsa Location Map

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1.2

GEOLOGY AND MINERALIZATION

The gold-silver mineralization at La Bolsa occurs within stockwork and disseminations that are generally located within a low-angle north-south trending structural zone that dips moderately eastward from its exposure along a north-south-trending ridge.   Mineralization is in the form of an oxidized blanket that is sub-parallel to topography and then dips shallowly below surface from the base of the ridge. Mineralization has been traced for approximately 1,000 meters (3,300 feet) in length and up to 800 meters (2,600 feet) in width with thicknesses that range from 10 to 50 meters (30 to 165 feet).  Recent drilling at La Bolsa continues to extend that zone, and the known mineralization remains open both down-dip and along strike.

Gold and silver enrichment at La Bolsa typically occurs in association with disseminated iron-oxides and quartz – calcite and quartz – adularia veins and stockwork.   Quartz veins are finely crystalline to chalcedonic while calcite veins tend to be coarsely crystalline, vuggy, or locally massive.  Red, orange, and brown iron-oxides and brown to dark gray manganese oxides are often associated with the veining.  Alteration of the volcaniclastic sediments, flows, and intrusive rocks consists of silicification, adularization, local argillic alteration, and iron oxides after less than 5 percent sulfides.

The hydrothermal fluids that deposited the gold-silver mineralization are interpreted to have been of epithermal low-sulfidation character.

1.3

EXPLORATION HISTORY

No historical records have been located describing the early limited prospecting completed within the La Bolsa project area.  It is believed that this activity took place primarily within the mid to late 1800’s in conjunction with initial mining in the Oro Blanco District located immediately to the north and across the Mexican border.

Initial field work was carried out during the summer of 1994 by Mark Bailey (current President and CEO of Minefinders) and Tench Page (currently V.P. of Exploration for Minefinders).  Their work included geologic mapping, rock chip sampling and completion of a sample grid covering much of the current resource area.

Results of the surface work were sufficient to warrant drilling.  In the fall of 1995 the first round of drilling was initiated.  Additional drill campaigns followed in 1998, 2003, 2004, 2008 and 2009.  During this time surface work also focused on extending the rock chip sample grid, sampling of road cuts, and expanding geologic mapping across the project as well as regionally.

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1.4

MINERAL RESOURCE ESTIMATE

The gold and silver resources at La Bolsa were modeled and estimated by evaluating the drill data statistically.  Three-dimensional geologically constrained zone solids were used to interpret the mineral zones into individual domain polygons on cross-sections spaced at 15-meter intervals. The interpreted sections were then used to form the 3-D zone solids.  The formed zone solids flagged the drill hole samples contained within the zones.  Estimation parameters were then formulated from the flagged samples, followed by estimation of grades by inverse-distance methods into a block model with 5 meters (width) x 5 meters (length) x 3 meters (height) blocks that were coded to the mineral domains by the 15-metre mineral domain solids. All modeling of the resources was performed using Gemcom® software.  Table 1-1 summarizes the resource.

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La Bolsa Resource
Measured Resources
Cutoff	Tonnage	Au			Ag
	T x 1000	gpt	Grams	Ounces	gpt	Grams	Ounces
0.200	7,464	0.763	5,691,160	182,975	11.0	82,405,177	2,649,388
0.250	6,902	0.806	5,564,276	178,896	11.6	79,845,245	2,567,084
0.300	6,319	0.855	5,404,126	173,747	12.2	76,974,931	2,474,801
0.400	5,015	0.987	4,949,054	159,116	13.8	69,246,651	2,226,331
0.500	3,967	1.129	4,479,961	144,034	15.6	61,747,811	1,985,238
0.600	3,221	1.264	4,071,605	130,905	17.2	55,434,924	1,782,274
0.750	2,408	1.464	3,526,428	113,377	19.7	47,399,744	1,523,937
1.000	1,566	1.788	2,801,057	90,056	23.7	37,144,451	1,194,222
Indicated Resources
0.200	10,196	0.581	5,925,893	190,522	7.3	74,383,523	2,391,486
0.250	8,995	0.629	5,655,439	181,827	7.8	70,212,610	2,257,388
0.300	7,715	0.687	5,303,147	170,500	8.4	65,011,626	2,090,172
0.400	5,282	0.844	4,457,447	143,310	10.1	53,375,448	1,716,060
0.500	3,674	1.018	3,740,510	120,260	12.0	44,186,243	1,420,621
0.600	2,737	1.180	3,228,506	103,799	13.8	37,828,254	1,216,206
0.750	1,809	1.441	2,606,686	83,807	16.9	30,607,275	984,047
1.000	980	1.938	1,899,344	61,065	23.6	23,179,505	745,238
Inferred Resources
0.200	4,091	0.427	1,745,070	56,105	4.2	17,352,396	557,892
0.250	2,843	0.519	1,475,428	47,436	5.3	14,930,565	480,029
0.300	2,051	0.614	1,258,913	40,475	6.0	12,238,924	393,490
0.400	1,052	0.861	905,921	29,126	8.6	9,078,592	291,883
0.500	456	1.400	638,945	20,543	15.3	6,989,157	224,707
0.600	328	1.733	568,822	18,288	19.1	6,254,545	201,088
0.750	202	2.400	483,989	15,561	27.6	5,565,783	178,944
1.000	138	3.117	430,722	13,848	37.0	5,118,381	164,560
Measured + Indicated Resources
0.200	17,660	0.658	11,617,053	373,497	8.9	156,788,701	5,040,873
0.250	15,896	0.706	11,219,715	360,722	9.4	150,057,855	4,824,472
0.300	14,034	0.763	10,707,273	344,247	10.1	141,986,557	4,564,973
0.400	10,298	0.913	9,406,501	302,426	11.9	122,622,099	3,942,392
0.500	7,641	1.076	8,220,471	264,294	13.9	105,934,055	3,405,859
0.600	5,958	1.225	7,300,111	234,704	15.7	93,263,178	2,998,480
0.750	4,217	1.454	6,133,114	197,184	18.5	78,007,019	2,507,984
1.000	2,547	1.846	4,700,401	151,121	23.7	60,323,956	1,939,460

Table 1-1 La Bolsa Resource Estimate

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1.5

CONCLUSIONS AND RECOMMENDATIONS

Sacrison Engineering concludes the following regarding the La Bolsa resource:

•

Significant, relatively shallow oxide Mineral Resources have been outlined at La Bolsa. These resources remain open and substantial additions are conceivable. Beyond the extensions of known zones of mineralization, there is excellent potential for the discovery of new mineralized zones. In SE’s opinion the La Bolsa project warrants significant additional exploration and development expenditures.

•

The greatest potential for the discovery of additional measured and indicated resources is in the extension of the mineralization eastward and down dip.  There are high-grade intervals that have been intersected in the deepest hole on the section.  These zones are open at depth and horizontally.  There is a need to do in-fill drilling to increase the degree of confidence in the resources.

•

Continuity of gold mineralization is reasonable at low cutoff grades, but shows some minor deterioration for grades above 1g/t Au.

•

Minor infill diamond core drilling will be required to improve both local accuracy of the data and subsequent models for mining purposes.

•

Preliminary metallurgical data suggest that the La Bolsa mineralization is amenable to extraction of gold by conventional heap-leach processing methods.

•

SE completed a standard database statistical check program on the drill hole database and found that the database essentially was error free.  The minor errors encountered appeared to be transpositional in nature.

•

SE completed an estimation using a nearest neighbor estimation procedure as a check on the Minefinders work.  The checking procedure used 2-meter drill hole composites with no geologic constraints and a maximum radius of 120 meters.  The estimation produced slightly more contained metal than in the Minefinders resource.  On the basis of this check, SE believes that the mineral zone model and interpolation procedures used by Minefinders conforms to accepted engineering practice.

•

The project resource base is sufficient to justify the initiation of engineering studies.  The ongoing metallurgical test work should be significantly expanded, including the completion of mineralogical investigations (refer to bibliography for additional ore characterization reports) and additional column-leach testing of representative samples at various size fractions.  Geological engineering studies, which will entail the drilling of geotechnical holes, should be initiated.

•

Additional environmental work, including the characterization of waste, also is warranted. Hydrologic investigations are needed for general project permitting purposes as well as to identify supplemental water sources.  The hydrologic program will need to include the drilling of a number of holes with appropriate quality and quantity testing.

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•

SE found that Minefinder’s QA/QC program was conducted with care and attention to detail.  It is SE opinion however that more blank, duplicate and checks samples are needed, and that a systematic program should be initiated.

•

The number of density determinations used in the resource estimation is acceptable; however in SE opinion the determinations should systematically increase in future drilling.

•

It is SE opinion that all holes surveyed by Brunton (pocket transit and tape) methods should be updated using a GPS or system with greater or equivalent accuracy, providing that the physical drill collars can be found.

INTRODUCTION

2.1

PURPOSE

The purpose of this report is to provide a technical audit, including the reporting of mineral resources, of the La Bolsa Property for Minefinders. and Sonoran Resouces LLC.   The mineral resources were estimated and classified under the supervision of David Linebarger, Associate Mining Engineer for Sacrison Engineering, a qualified person under NI 43-101.  No mineral reserves are estimated. There is no affiliation between Mr. Linebarger and Minefinders or Sonoran Resources except that of an independent consultant/client relationship. The mineral resources reported herein for the La Bolsa Property were estimated to the standards and requirements stipulated in the NI 43-101.

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2.2

SOURCES OF INFORMATION

The author relied almost exclusively on observations made during the site visit and data that were provided by Minefinders. This data consisted of drill hole locations, assays, topography, metallurgical studies, and several geologic, petrographic, and scoping study reports that were written by Minefinders and others as noted in Section 20 References.

2.3

SITE VISIT

Sacrison Engineering (David Linebarger) visited the La Bolsa project on June 23, 2009.  The site visit included reviews of mineralized core; drill-hole cross sections showing the geologic model; representative exposures in road cuts and outcrops; and inspection of sampling and logging procedures at active core drill sites and in the project field camp.

2.4

ABBREVIATIONS

Measurements are generally reported in metric units in this report. Where information was originally reported in English units, conversions have been made according to the formulas shown below; discrepancies may result in slight variations from the original data in some cases.

1	troy oz	=	31.1035	grams
1	g/t	=	0.0292	troz/ton
1	g/t	=	1	ppm
1	ppb	=	1000	ppm
1	kg	=	2.2	lb
1	liter	=	0.2642	gallon
1	g/cm3	=	62.43	lb/ft3
1	m	=	3.2808	feet
1	km	=	3281	feet
1	km	=	0.621	mile
1	sqkm	=	100	hectare

Table 2-1 Table of Conversions

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RELIANCE ON OTHER EXPERTS

The author is not an expert in legal matters, such as the assessment of the legal validity of mining concessions, private lands, mineral rights, and property agreements in Mexico.  The author did not conduct any investigations of the environmental or socio-economic issues associated with the La Bolsa project, and the author is not an expert with respect to these issues.  The author has relied upon the information provided by Minefinders as to the title of the mining concessions that encompass the La Bolsa project, the terms of property held, the existence of any applicable royalty obligations, as well as all information concerning environmental issues and permitting.

Section 4.0 in its entirety is based on information provided by Minefinders, and the author offers no professional opinions regarding the provided information.  SE has relied on Minefinders to provide full information concerning the legal status of Minefinders Corporation Limited and its related companies and subsidiaries, as well as current legal title, material terms of all agreements, and material environmental and permitting information that pertain to the La Bolsa property.  Various metallurgical studies were completed by McCelland Laboratories, Inc. (MLI) a reputable and well known metallurgical consulting practice with laboratories located in Sparks, Nevada.  The author has relied on MLI’s test work results as being reasonable for the La Bolsa deposit.

PROPERTY DESCRIPTION AND LOCATION

The author is not an expert in land, legal, environmental, and permitting matters within the Republic of Mexico.  This section is based upon information provided to the author by Minefinders or Sonoran Resources LLC.  The author presents this information to fulfill reporting requirements of NI 43-101 and expresses no opinion regarding the legal or environmental status of La Bolsa.

4.1

PROPERTY LOCATION AND ACCESS

The La Bolsa property is located in a semi-isolated part of the northern Sonora State of the Republic of Mexico approximately 29 km west of Nogales, Edo. Sonora, Mexico, and 100 km south-southwest of Tucson, Arizona, USA.  Access to the property from Nogales is by Highway 15D south for about 7 km then west for about 12 km on a maintained unpaved road to the La Bellatosa Ranch.  The road then continues west through a locked gate for about 17 km on a ranch road to the El Cumaral Ranch where Minefinders has built a new 5 kilometer long road north to the property.

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Alternate access is from the south through the village of Saric and then for approximately 20 kilometers north and east through several gates and the Rancho Nuevo.  The international border with the United States is approximately 0.5 km north from center of the main resource.  Map coordinates for the project are: 31o 23’ 86” north latitude 111o 14’ 31” west longitude.  Figure 4-1 is a general location map.

Figure 4-1 La Bolsa General Location Map

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4.2

CLAIMS, CONCESSIONS

The concession named ABE encompasses the whole of the La Bolsa resource and covers an area of approximately 5.6 km north-south by 4 km east-west.  It abuts the US-Mexico border to the north.  This concession (Title # 202521) originally covered 2090.6647 hectare as originally staked under the direction of Minefinders in 1994.    The concession has since been reduced to 996.6642  hectare  and converted to exploitation concession status (Title # 216305) with an expiration date of April 29th of 2052.  The ABE concession is in good legal standing and 100% owned by Minera Minefinders S.A. de C.V., the wholly owned Mexican subsidiary of Minefinders Corporation Limited of Vancouver, British Columbia, Canada.

Surface rights covering both exploration and mining within a 540 hectare area that is inclusive of the necessary anticipated area of operations for the project were granted in an agreement between Señor Roberto Pierson Suarez (owner of the La Cumaral Ranch) and Minera Minefinders, S.A .de C.V. and dated October 13 of 1997.  Terms of the agreement called for an initial annual rental payment of US $ 20,000 per year that increases at a rate of 10% for every year the contract is in force.  An additional payment of US $ 200.00 per hectare of disturbance is accrued for each hectare of ground disturbed by the activities of the company.  The current approximate annual payment covering the above contract is US $ 82,000.

Under terms of the agreement an additional payment of US $ 500,000 is to be paid to Sr. Pierson should, and at the time that, the project enters commercial production.

There are no other legal or monetary obligations other than payment of the normal governmental concession fees (approximately 56,000 Pesos or US $ 4,300 for 2009) and permitting requirements that relate to or are associated with the La Bolsa project area.  Figure 4-2 displays the ABE Concession, showing the La Bolsa resource.  Figure 4-3 shows all of the Minefinders concessions in northern Sonora.

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Figure 4-2 Minefinders Northern Sonora ABE Concession

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Figure 4-3 Minefinder's Northern Sonora Concessions

4.3

SURVEY OF PROPERTY

Original surveying and staking of the ABE claim was contracted through Minera Cascabel of Hermosillo, Sonora and completed in 1994.  The claim was filed with the federal mining agency in Hermosillo, Sonora and remains in good standing.  Reduction of the overall area of the ABE Concession to 996.6642 hectares  was contracted through Minera Cascabel and completed by April of 2002 upon issuance of the ABE Exploitation Concession (Title #216305 - expiry April 29th, 2052).

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4.4

ROYALTIES

There are no royalties or other obligations from the property during the period of production.   A single cash payment of US $500,000 is due to the local ranch owner after having reached commercial production from the property as per terms of the Roberto Pierson Suarez surface rights agreement dated October 13th, 1997 (Section 4.2 above).

4.5

ENVIRONMENTAL LIABILITIES

Minefinders has stated that no environmental liabilities exist at La Bolsa other than existing drill roads and drill pads.

4.6

REQUIRED PERMITS AND STATUS

All prior exploration work at La Bolsa has been completed under permits filed with the Mexican government environmental agency (SEMARNAT) in December 1997 and July 2009.  These permits allow for the completion of all currently proposed infill drilling on the property.  Additional disturbance will be necessary to complete condemnation drilling within the proposed waste dumps and leach pad.  This disturbance can easily be permitted under a conventional exploration permit or may fall under the blanket disturbance approved for the mine area, depending on timing.

Minefinders is engaged in or has contracted individuals for the completion of a number of studies and reports necessary to acquire permits required for mining at La Bolsa.   To date fauna and flora surveys have been completed within the proposed mine area to catalogue respective species.  Ongoing studies and reports include investigation of environmental impact, risk assessment, change of land use and hydrology review.  The current timeline anticipates completion of these studies within five months.

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ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

PHYSIOGRAPHY

The elevations within the concession range from 975 to approximately 1300 meters.  The terrain consists of rolling to moderately steep hills with interspersed alluvial valleys.

Vegetation in the area consists of numerous varieties of cactus (saguaro, ocotillo, cholla, prickly pear, and organ pipe), cottonwood, palo verde, mesquite, ironwood, creosote bush, various shrubs and minor grasses.

Local fauna include deer, coyote, bobcat, puma, javelina, foxes, jackrabbit, and various rodents. Reptiles and a wide variety of insects also are evident.

5.2

CLIMATE

Regional temperatures range from a minimum of about -5oC in the winter to a daytime maximum of 43oC.  Occasional snow can occur during winter.  The majority of the precipitation occurs during the monsoon season from July into September.

5.3

PROXIMITY OF THE PROPERTY TO A POPULATION CENTER AND THE NATURE OF TRANSPORT

The La Bolsa property is located within a sparsely populated area consisting solely of large privately held ranches found within the confines of the municipality of Nogales.   The large town of Nogales, Mexico (population greater than 20,000) and the village of Saric (pop. 2,500) both occur within 40 kilometers of the project area.  At present transport to and from the property is by utility truck or 4-wheel drive vehicle.

5.4

AVAILABILITY AND SOURCES OF POWER, WATER, AND PERSONNEL

Power for exploration operations is supplied by gas-powered generators.  A large 40 kva power line is located approximately 20 km southwest of the property.  Water for future mining operations potentially could be sourced from large drainages occurring less than 5 kilometers from the project area.  Personnel to run the operation are likely to be available from nearby Saric and Nogales.

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5.5

SUFFICIENCY OF SURFACE RIGHTS FOR MINING OPERATIONS

There is sufficient area within the ABE exploitation concession to conduct mining operations of the type and size envisioned by Minefinders for the La Bolsa property.  Surface rights inclusive of exploration, processing and mine infrastructural development within a 540 hectare area is granted in the agreement between Señor Roberto Pierson Suarez (owner of the La Cumaral Ranch) and Minera Minefinders, SA de CV and dated October 13 of 1997.  In SE opinion this is sufficient for reasonably planned and envisioned mining and processing operations at La Bolsa.

5.6

INFRASTRUCTURE

Existing facilities at La Bolsa are few.  The exploration camp located approximately 2 km to the south consists of several tents and tables amongst the trees of a nearby ranch.  Non-potable water is pumped from an open exploration drill hole on the eastern side of the project site.  Potable water is supplied in bottles.

HISTORY

6.1

GENERAL

No historical records have been located describing the limited prospecting completed on La Bolsa hill.  It is believed that this activity took place at approximately the same time as initial mining in the Oro Blanco District north of the Mexican border (second half of the 19th century).

No modern day exploration had occurred at La Bolsa prior to property acquisition by Minefinders.  Initial identification of mineralization on La Bolsa hill was made by Mark Bailey (currently President and CEO of Minefinders) while managing a drill program for Equinox Resources north of the border in the Oro Blanco district, Santa Cruz County, Arizona.

Initial field work was carried out during the summer  of 1994 by Mark Bailey and Tench Page (currently V.P. of Exploration for Minefinders), followed by detailed geologic mapping, rock chip sampling and completion of a sample grid covering much of the current resource area  in the fall.

Results of the surface work were sufficient to warrant drilling.  In the fall of 1995 the first round of drilling was initiated.  Additional drill campaigns followed in 1998, 2003, 2004, 2008 and 2009 as listed in Table 6-1.

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La Bolsa Drilling Campaigns
Campaign	Drill Holes
1995 Reverse Circulation	LB-95-1 to LB-95-11, LB-95-13 to LB-95-15
1996 Reverse Circulation	LB-96-16 to LB-96-41
1996 Core	LB-96-1C to LB-96-7C
1997 Oro Blanco (RC)	OB-97-211 to OB-97-213
1998 Reverse Circulation	LB-98-43 to LB-98-52, LB-98-57 to LB-98-66
1998 Core	LB-98-8C to LB-98-15C
2003 Reverse Circulation	LB-03-67 to LB-03-75, LB-03-77
2003 Core	LB-03-16C to LB-03-38C
2004 Core	LB-04-39C to LB-04-53C
2008 Core	LB-08-54C to LB-08-65C
2009 Core	LB-09-66C to LB-09-84C

The resource calculation excludes twinned RC drill holes LB-95-3, LB-95-6, LB-95-9, LB-96-30, LB-98-49, LB-03-66, and LB-03-77.  The Oro Blanco holes were not used in the La Bolsa analyses.

Table 6-1 Drill Holes Used in the Mineral Resource Model

Continued work at La Bolsa focused on extending the rock chip sample grid, sampling of road cuts, and expanding geologic mapping across the project as well as regionally.   Environmental baseline studies, metallurgical work, and internal scoping analyses also were completed.

6.2

PRIOR OWNERSHIP AND CHANGES IN OWNERSHIP

There are no historical records of prior mineral rights ownership regarding the La Bolsa property.

6.3

HISTORICAL RESOURCE/RESERVE ESTIMATES

There is no previous NI 43-101 compliant mineral resource for the La Bolsa Project.  Ongoing internal estimates of the resource have been conducted by Minefinders from 1996 through the present.

6.4

PAST PRODUCTION

While several small prospects and digs have been identified across the property, no historic production numbers are available.  The extremely limited extent of these workings suggests that prior production on the property is inconsequential with respect to the current resource.

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GEOLOGICAL SETTING

7.1

REGIONAL GEOLOGY

La Bolsa lies within the southern portion of the Basin and Range physiographic province of Arizona and northwestern Mexico which is dominated by a series of elongate, northwest trending ranges separated by alluvial valleys.

The northwest structural zone which hosts La Bolsa loosely has been termed the Imuris Lineament.  This 30–50 kilometer wide lineament hosts a series of mineral occurrences including Santa Gertrudis, Amelia, and Lluvia de Oro to the southeast and Oro Blanco and Mildred Peak to the northwest.  The structural zone is subparallel to and has been theorized to be tectonically related to the Mojave-Sonora Megashear which is located approximately 100 kilometers to the south.  Initial motion on structures making up the Imuris Lineament is inferred to be sinistral strike slip movement as a result of a compressional regime oriented WNW-ESE and active during the late Cretaceous and early Tertiary periods.  This deformation also resulted in variable folding of the existing rock units. Sinistral movement on the northwest structures also resulted in the propagation of northeast and east-west oriented dilational gashes and shears between the major northwest structures.  Subsequent Tertiary extension resulted in dip slip reactivation of the northwest structures, forming a series of northwest oriented horsts and grabens.  Motion was greatest on the northeast sides resulting in a gentle to moderate dip of the units to the northeast.

The regional stratigraphy surrounding La Bolsa can be divided into three distinct groups.  The oldest of these are a series of moderately welded felsic tuffs with minor interbedded arkose and quartzite lenses.  These rocks were sourced from the Jurassic age magmatic arc that has been identified in northwestern Sonora and are regionally extensive.  Overlying them are a series of interbedded fluvial and lacustrine sediments ranging from coarse conglomerates to fine siltstones, including minor fresh water limestones.  Locally, especially in the area of La Bolsa, andesitic eruptive centers have contributed varying amounts of flows, flow breccias, and associated detritus to the sedimentary package.  Finally, during the Tertiary period volcanic eruptions deposited a series of intermediate to felsic flows, flow breccias, tuffs and debris flows.

Intrusive activity probably related to the intermediate to felsic extrusives drove hydrothermal systems that mineralized the northwest and northeast oriented structures.  Silver/base metal mineralization is dominantly found along the northeast structures while precious metals dominant mineralization commonly occurs along the northwest structures.  Refer to Figure 7-1 for an overview of the regional geology.

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Figure 7-1 Regional Geology

7.2

LOCAL GEOLOGY

7.2.1

LITHOLOGIES

Detailed geologic mapping and study of lithologies and geologic relationships have been conducted intermittently since 1994 within the project area.  Petrographic study of lithologies were also undertaken by Wenrich (1996), and Hudson (1996).  Hazen Research Labs (Bolles, 1996) also completed ore  characterization studies that helped to refine mineralogies and precious metals occurrences.

The oldest rocks at the project site and the host of the majority of the mineralization are a series of regionally propylitized andesite flows and flow breccias interbedded with variable amounts of conglomerates, arkosic sandstones, and minor siltstone.  While the finer sedimentary material is regionally sourced the coarser conglomeratic clasts are almost exclusively derived from the andesite flows.  Andesite flows are moderately porphyritic and can range from less than one meter up to 100 meters thick.  The chaotic nature of this sequence due to post depositional faulting and folding as well as the lateral discontinuity of individual beds makes determination of strike and dip difficult.  Within this package there is a general transition from sedimentary dominant on the north end of the deposit to volcanic dominant on the south.  This trend is generally supportive of the theory that the andesitic source lies somewhere to the south of La Bolsa.

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Overlying the sediments and andesites is a rhyolitic tuff and agglomerate that forms the base of an upper volcanic package.  This unit ranges from a moderately welded fine-grained tuff up to a coarse cobble agglomerate which incorporates felsic volcanics and minor arkosic sandstone clasts.

Four separate intrusive events occurred at La Bolsa.  While most of the intrusives predate the mineralization none form significant hosts.

The oldest intrusive, which probably predates the deposition of the rhyolitic agglomerate, is a dense porphyritic rhyodacite.  On the south end of the property the rhyodacite occurs as a flow dome where the highest peak is the extrusive center and the surrounding ridges and slopes are made up of flow rock.  Across the rest of the property this unit occurs sporadically as narrower dikes and sills.

The second set of intrusives is a porphyritic monzonite to quartz monzonite which occurs as a series of dikes on the northern end of the property and as a large sill/plug body occupying the flats on the northeast side of the deposit.  While the western portion of this body is sill like and overlies the rhyolitic agglomerate, surface mapping on the eastern and northern margin suggest the intrusive may become more plug like in that direction.

The third set of intrusives is a series of porphyritic dacite dikes that were probably emplaced during the waning stages of the mineralizing event.  These dikes commonly intruded high angle structures and are usually unmineralized where they are locally known to cut the low angle mineralized zone.

The last set of intrusives are a series of narrow fine grained rhyolite dikes.  Though of limited extent within the project area, these dikes occur as large swarms both to the northwest and southeast along strike.  Local lithologies are shown in Figure 7-2 below.

7.2.2

STRUCTURE

While the northwest structural fabric plays a major role at La Bolsa, northeast conjugate sets as well as a range of other orientations possibly associated with emplacement of the intrusives also dissect the area and control mineralization.  The main structure and the host of the majority of the mineralization at La Bolsa is the north - northwest trending La Bolsa structure.  While moderate to high angle to the northwest, the structure shallows to approximately a 15 to 20 degree east dip at La Bolsa, forming a continuous 10 to 40 meter thick brecciated and fractured zone.  The shallowing of the structure probably is the result of the termination of the structure against the rhyodacite flow dome on the south end of the property.  Approaching the flow dome the low angle structure forms a series of en-echelon, stair-stepped to the south, flat lying gashes that eventually die out in the vicinity of the dome.

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Offset on the La Bolsa structure is inferred to be dip slip motion downward to the east.  This motion resulted in the development of numerous north striking, steeply west-dipping dilational gashes and shears developed within the low angle zone.  Flexures in the low angle zone and intersections with high angle structures also are loci for increased structural preparation.

High angle structures that cut the low angle zone are dominantly north – northwest or northeast in orientation although additional subordinate orientations do occur.  High angle structures have at least three observed effects on the low angle zone and mineralization:  Select structures acted as mineralizing feeders to the low angle zone; Intersection of select high angle structures and the low angle zone promoted greater fracturing and brecciation resulting in thicker and higher grade pockets;  Post – mineral structures offset the low angle mineralized zone.  Feeder structures tend to be north – northwest or northeast in orientation and have been identified on the north end of La Bolsa hill and extending to the central portion of the project.  Typically these feeder structures have also developed increased fracturing at the intersection.  Post- mineral high angle faulting is dominantly west – northwest or east – northeast in orientation with limited offsets of up to several tens of meters.

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Figure 7-2 La Bolsa Property Geology Map

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DEPOSIT TYPES

8.1

MINERAL DEPOSIT TYPES

The La Bolsa Project area occurs near the juncture of widespread regional geologic structural trends that include the north-northwest trending Imuris gold lineament and the northeast-trending Red Mountain porphyry trend.   This results in a complex area of mineral occurrences that range in age from Mesozoic to Tertiary and include oldest high-temperature porphyry-related mineralization through mesothermal base-metal silver and/or gold veins, to low-temperature upper level gold-dominant stockwork and disseminated deposits such as that at La Bolsa.

MINERALIZATION

9.1

DESCRIPTION

The gold-dominant mineralization at La Bolsa occurs within stockworks and disseminations that are generally located within a low-angle north-south trending structural zone that dips moderately eastward from its exposure along a north-south-trending ridge.   Mineralization is in the form of an oxidized blanket that is subparallel to topography and then dips shallowly below surface from the base of the ridge. Mineralization has been traced for approximately 1,000 meters (3,300 feet) in length and up to 800 meters (2,600 feet) in width with thicknesses that range from 10 to 50 meters (30 to 165 feet).  The mineralization is gold-dominant with lesser amounts of silver and negligible base-metals.  Recent drilling at La Bolsa continues to extend the mineralized zone and it remains open both down-dip and along strike.

Gangue mineralogy includes disseminated iron-oxides and quartz – calcite and quartz – adularia veins and stockwork.   Quartz veins are finely crystalline to chalcedonic while calcite veins tend to be coarsely crystalline, vuggy, or locally massive.  Red, orange, and brown iron-oxides and brown to dark gray manganese oxides are often associated with the veining.  Alteration of the volcaniclastic sediments, flows, and intrusive rocks consists of silicification, adularization, local argillic alteration, and iron oxides after less than 5 percent sulfides.

Ore characterization study by Hazen Research Laboratories that included whole-rock chemical analyses, cyanidation study, and microscopic transmitted and reflected light study was also completed and indicated that ‘gold occurs primarily as electrum nuggets, occasional flakes, and fine inclusions in goethite minerals’ (Bolles, 1996).  A cross-section of the conceptual mineralized zones is shown in Figures 9-1 and 9-2 below.

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Figure 9-1 La Bolsa Conceptual Geologic Section

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Figure 9-2 La Bolsa Mineralization Area

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9.2

ALTERATION

Influx of hydrothermal fluids of epithermal low-sulfidation character resulted in subdued to moderate alteration of the surrounding wall rocks at La Bolsa.  The interbedded sediments and andesite flows, as well as local intrusives found within the mineralized zone may be locally silicified and replaced with a matrix of quartz and adularia but most commonly display moderate to  weak intermediate-argillic alteration where select fragments and crystals have been partially converted to illite (hydromicas) with associated clays with visible iron-oxides after pyrite.  Stronger argillic alteration occurs within high angle shear zones and where higher concentrations of sulfides have been oxidized.  These zones are isolated and tend to be discontinuous.  Outside of the mineralized zone the interbedded sediments and flows display a weak to moderate propylitic alteration that is regional in extent and characterized by the development of chlorite, calcite and pyrite.

In the overlying rhyolitic agglomerate alteration is dominated by a weak to moderate argillic alteration where the matrix and select clasts have been converted to clays with secondary hydromicas (illite).  This style and intensity of alteration in the agglomerate also has been observed distal to the mineralized zone, suggesting it may partially be due to weathering and conversion of more dominant hydromica assemblages to clays.

Iron oxides in the mineralized zone occur as a mix of hematite and goethite with only minor jarosite.   Increased iron oxides in the overlying agglomerate typically indicate proximity to the lower contact and mineralization.  Iron oxides in the underlying flows and sediments are associated with mineralization though mineralized rock also can be devoid of iron oxides.

9.3

SILICIFICATION AND STOCKWORK DEVELOPMENT

Precious metals mineralization within the low angle zone is almost exclusively associated with a mix of quartz and calcite veins and stockwork.  Within any given interval, percentages of quartz and calcite can vary dramatically though in general calcite veining dominates quartz veining.  Veining on the north end of the project is approximately 70% calcite and 30% quartz.  Moving across the project to the south this ratio approaches a 50/50 mix.  In general quartz veining appears to be part of an earlier phase as evidenced by cross – cutting relationships.   Higher gold grades tend to be associated with calcite dominant intervals while lower grades result from quartz rich intervals.  Moderate to strong silicification and adularization typically halo these quartz vein rich intervals.  Most veining is irregular in orientation and is best characterized as stockworks.  Individual veins can range from a millimeter up to a meter thick but generally occur in the range of several millimeters to 20 centimeters.

Above the low angle zone and within the rhyolitic agglomerate, the limited veining present is consistently dominated by quartz..  Strong silicification and adularization is associated with the quartz stockworks.

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9.4

DRILL CORE EXAMINATION

Representative sections of core are shown below.  These display rock types and local alteration within the mineralized zones.

Core hole LB09-72C 89.4-91.5 meters.  Calcite and quartz stock works with minor silicification in conglomerate.  Interval averages 1.7 g/t Au and 35 g/t Ag.

Figure 9-3 Core Display - Hole LB09-72C

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Core hole LB09-70C 30.25-32.4 meters.  Quartz dominant stockwork veining in andesite flow with moderate silicification and iron oxides.  Interval averages 1.5 g/t Au and 8 g/t Ag.

Figure 9-4 Core Display – Hole LB09-70C

Core hole LB09-79C 94-96.1 meters.  Rhyolitic Agglomerate – lower half of photo illustrates weak to moderate argillic alteration, upper half illustrates moderate silicification with quartz stock works and increased iron oxides.  Interval averages 0.15 g/t Au and 0.6 g/t Ag

Figure 9-5 Core Display - Hole LB09-79C

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EXPLORATION

Since 1994 Minefinders has been actively exploring in and around La Bolsa.  During this time frame Minefinders’ personnel have evaluated more than 700 square kilometers within the area of La Bolsa via stream sediment surveys, reconnaissance rock chip and rock chip grid sampling, road cut sampling, geologic mapping, reverse circulation (RC) and core drilling, airborne geophysics, aerial photo interpretation and satellite imagery review.  Geologic understanding both at La Bolsa and regionally has been integrated to develop a complete understanding of stratigraphy, structure and mineralization.

The down-dip eastern extension of the La Bolsa mineralized zone remains open and currently is being drill tested as part of the 2009 phase of drilling.  Previous drill intercepts on the east indicated a general weakening of the zone in this direction.  Holes completed further to the east in spring 2009 indicated local thickening of the zone as well as a significant increase in grades.

10.1

GEOLOGY MAPPING

Detailed geologic mapping has been completed at 1:1200 and 1:1000 scale across approximately one square kilometer covering the resource area.  Regionally, reconnaissance level mapping has been completed at 1:5000 and 1:10000 scales over hundreds of square kilometers.

10.2

SURFACE SAMPLING AND GEOCHEMISTRY

In order to outline and quantify mineralization at La Bolsa, more than 2,000 rock chip samples have been collected.  All samples have been analyzed for gold and silver with a small number also analyzed for trace-elements.  Of this total, 1,476 samples have been collected from a rock chip grid covering 2.5 square kilometers encompassing La Bolsa hill and several minor auxiliary mineralized zones to the west.  The grid is aligned N20W and is made up of 30 meter (100 foot) spaced samples on 61meter (200 foot) spaced lines.  Locally this spacing was tightened up where necessary.  An additional 527 continuous rock chip samples were collected from trenches and road cuts over the top of La Bolsa hill and along trend to the south.  Approximately 160 select rock chip samples were collected from across the property to characterize grades and the relationship between precious metals and the various styles of mineralization. Figure 10-1 displays a plan of the surface samples.

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Figure 10-1 Gold in Surface Samples

10.3

GEOPHYSICS

No ground geophysics has been performed at La Bolsa.  During the summer of 1997 Minefinders contracted Aerodat to complete a 2,708 line kilometer helicopter-borne aeromagnetic-electromagnetic-radiometric (HEM) survey encompassing La Bolsa, the Oro Blanco district north of the border, and additional claims to the south and east.  Though not instrumental in guiding exploration and drill targeting, the survey did outline general concentrations of weakly magnetic rocks (andesites) and non magnetic rocks (felsic volcanics).

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DRILLING

Currently a total of 165 drill holes have been completed at La Bolsa representing  19,063 meters of drilling.  This represents a total of 12,331 individual sample intervals.  84 holes are core (8,810meters) and 81 are RC (10,253 meters) for a 46.2/53.8 core to RC ratio.  All sample intervals have been analyzed for gold and silver while all 2008 core holes and 6 intervals from 1995 holes also have been analyzed for additional trace elements.

Evaluation of core – RC twins (7 twins completed on the property) indicates a discrepancy between the two methods, commonly as an understatement of grade in the RC holes.  Upon reviewing three early twin holes, Mine Development Associates came to the conclusion that ‘Gold found in the core holes above a .01 oz Au/ton cutoff averaged about 35% more than in the RC holes’ (Havenstrite, and Ristorcelli, 1996).  Due to this discrepancy every effort has been made to utilize core within the resource area and restrict RC to outside exploration targets.   Despite the possible downgrading effect of the RC data, all RC holes that have not been twinned by core holes have been left in the database with their original assays.

The first 12 holes completed in 1995 were angle holes oriented to the east or northeast as a result of numerous steeply west-dipping mineralized dilational gashes mapped at surface.  Once drilling indicated the presence of a gentle east dipping mineralized zone the preferred drill orientation became west to southwest (S60W) oriented with angles varying from 45° to 65°. Additional holes have since been completed utilizing a range of other orientations to test fault intersections and possible feeders or where lack of permitted pads has dictated alternative orientations.

11.1

YEARLY DRILLING

Initial drilling at La Bolsa (1995-96 program) focused on the top two thirds of La Bolsa hill where the highest grades occur and where trench sampling identified significant widths of mineralization.  Subsequent drill programs continued to expand the mineralization along strike to the south and down dip to the east.  The 2004 drill program was able to close off mineralization to the south.  Limited drilling in 2008 focused on infill holes and provided material for metallurgical testing.  In 2009 further infill drilling was completed as well as exploration of the eastern down dip extension of mineralization.  Table 6-1 above lists the drilling campaigns.  Figure 11-1 shows the general layout of the drilling plan, with no distinction made between the reverse circulation and core holes.

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6000.00 E
6250.00 E
6500.00 E
1090
1100
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MINEFINDERS CORPORATION LTD

Sacrison Engineering

Elko, Nv

Minefinders Corporation Ltd

La Bolsa Project

Sonora, Mexico

Drill Hole Collars

1:4000

DEL

Figure 11-1 Drill Hole Collar Map

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11.2

DRILLING PROCEDURES and CONDITIONS

Drilling conditions at La Bolsa are generally optimal.  All holes were collard in or within a short distance of bedrock and as a result placement of 3 meters of casing was generally sufficient.  Water was typically encountered within the low angle zone except for near the tops of the hills where short RC holes were usually completed entirely dry.  Due to the lack of post-mineral movement on the low angle zone mineralized intervals are competent and drill recoveries tend to be very good.

All RC drilling was performed utilizing a 5 1/8 to 5 5/8 inch bit on a center return hammer while core holes were drilled with HQ (2 1/2 inch) size core.  Three core holes that started with HQ sized core had to be reduced to NQ (1 7/8 inch) sized core at depth due poor drilling conditions.

Approximately 48% of the core holes and 26% of the RC holes have been down – hole surveyed.  Down hole surveying of core holes was performed by the drilling company at the time of drilling utilizing a Sperry Sun or Reflex EZ-Shot camera.  Surveying of RC holes was performed by Silver State Surveys of Tucson utilizing a gyroscopic camera after the end of the drilling program.  Surveys were taken at down the hole intervals of not greater than 50 meters.  Due to the shallow depths of most holes and relatively good drilling conditions, no significant deviations were observed.

All holes were geologically logged and entered into the data base for analysis.

11.3

SUMMARY AND INTERPRETATION OF RESULTS

An integrated three dimensional approach to resource modeling was used by Minefinders to establish geometry and spatial distributions of mineralization prior to grade estimation within ore blocks.   This was accomplished through detailed mapping of surface relationships, detailed logging of subsurface relationships, establishment of a geologically supported mineralization model and the use of constraining envelopes to prevent undue smearing of grades beyond geologically reasonable limits.

The orientation of the mineralization generally has a strike of N10W to N20W and a dip of between 10° and 25° to the east.  Within the resource area half of the drill holes have a southwest to due west azimuth with a plunge between 45° and 70°.  These would tend to provide a reliable estimate of true mineralization thickness as they cross the zone close to perpendicular.   Alternate orientations were used to aid in geologic interpretation and understanding of the deposit and/or to utilize existing drill pads and minimize disturbance.  In all cases, use of geologic modeling and constraining  envelopes prevents overestimation of mineralized volumes due to alternate drill intercept angles.

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SAMPLING METHOD AND APPROACH

12.1

SAMPLING METHODS, LOCATION, NUMBER, TYPE, NATURE AND SPACING

Sampling methods at La Bolsa have followed standard industry practices for both RC and core drilling.  No special sampling techniques have been deemed necessary at La Bolsa, suggesting a rather homogenous, disseminated nature to the gold.  Variations in gold recoveries have been observed between RC and core holes.

12.2

DIAMOND DRILLING CORE SAMPLING

At the drill site core is recovered in intervals up to 3.05 meters (10 feet) and placed in plastic core boxes.  The core run depth was marked on wood blocks and the drill hole number on the outside of the box.  At least twice a day core was retrieved from the rig by Minefinders’ personnel and brought to the camp.  Geologic logging of the core entailed measurement of vein, fault and contact orientations, identification of lithologies and concentrations of veining, alteration, iron oxides and sulfides.  Core recovery and RQD were also measured at this time.

Prior to 2008 all core was measured in feet as the project as a whole was utilizing Imperial units.  In 2008 the decision was made to convert the project to metric and as a result 2008 and 2009 core holes were measured in meters.  Wherever possible sample breaks were based on geological contacts or features.  For holes measured in feet the preferred sample interval was 5 feet.  Longer sample lengths were only utilized where geology dictated or within intervals of poor recovery.  With holes measured in meters the preferred sample interval was set at 1.5 meters to maintain uniformity with previous drilling and to avoid a significant increase in the total number of samples per hole.  In 2009, due to an increase in the amount of unmineralized overburden in the area of drilling (eastern extension), sample intervals of 2 meters were used above the mineralized zone.  Approaching the mineralized zone sample intervals were reduced to 1.5 meters and remained as such to the bottom of the holes.  Again, longer intervals were only used where geology dictated or within intervals of poor recovery.

Core was photographed and then split with a hydraulic splitter.  One half-split was bagged and stored at the camp until transport to the assay lab.  Half-split 1.5 meter intervals averaged approximately 5 – 7 kilograms.  The remaining half-split was stored in the original core boxes at the camp until a sufficient volume was achieved for transport to Minefinders’ archival warehouse in Hermosillo utilizing a 5 ton truck.

SE obtained core recovery data for the approximately 87% of the total core samples for which this data was recorded.  The overall average diamond core recovery for this data was determined to be approximately 91.3%, but is 97.7% when accounting for lack of recovery due to overburden or saprolite.  A small number of intervals of low recovery are noted as is expected where drilling difficulties were encountered.  A review of the comparative datasets indicates no apparent bias is present due to low recovery.

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Data from 63% of the total cored meters had an average RQD value of 57%.

12.3

REVERSE CIRCULATION SAMPLING

Reverse circulation drilling was performed either dry or wet depending on hole conditions and the presence of water in the hole.  Generally the first 30 to 60 meters of the hole were completed dry.  Below this level, sticky clays in the rhyolitic agglomerate or water in the mineralized zone usually warranted conversion to wet drilling.  Throughout the hole two samples, each representing 1/4 splits, were collected on 1.5 meter (5 foot) intervals.  Both samples were labeled with drill hole number and interval while one sample was labeled with an ‘A’ suffix to identify it as the second sample.  During dry drilling, cuttings were run through a Jones splitter initially cutting the sample down to a 1/2 split.  This half split was then run through the splitter again resulting in two 1/4 splits.  During wet drilling a rotary splitter was utilized.  A 1/2 split from one of the discharge tubes was further split into two 1/4 splits by a ‘Y’ tube.  Each 1/4 split was collected in a 20-liter (5 gallon) bucket lined with a large sample bag.  An average dry sample weight of between 10 and 15 kilograms (22 – 33 lb) resulted for most samples.

At the end of each drill shift the main split samples were brought to the camp by Minefinders’ personnel where they were stored until transport to the assay lab.  Split samples remained at the drill site until assays were received.  Unmineralized intervals then were destroyed while mineralized intervals were collected and stored in camp for other testwork.

Due to the nature of RC drilling, the possibility of contamination of drill cuttings from intervals higher in the hole is a concern, especially when groundwater is encountered or fluids are added during drilling.

Down-hole contamination can sometimes be detected by careful inspection of the RC drill results in the context of the geology, by comparison with adjacent core holes, and by examining down-hole grade patterns.

There are seven sets of RC-core twin holes at La Bolsa, which are presented in Figures 12-1 through 12-7. These graphs show the down-hole gold plots for each hole in the twin set.  The collar elevations of some of the twin sets were adjusted so that both holes intersected the rhyolitic agglomerate and quartz/calcite stockwork contact at the same down-hole depth in order for the graphical comparisons to match more closely.

Two out of the seven twin sets have clear down-hole cyclic patterns in gold values in the RC holes that could correlate with rod changes, without corresponding patterns in the core holes. In these cases, these patterns initiate immediately down-hole of significant gold mineralization, which is the obvious candidate as the source of the contamination. The cyclic patterns in two of the RC holes occur within the inter-bedded andesites and sediments.

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The twin-hole data, in addition to careful inspection of all of the RC gold data, have clearly identified down-hole contamination of gold in a portion of the La Bolsa RC drill samples that is material to resource estimation. In recognition of this, the mineral domain modeling used in the resource estimation described in Section 17.0 has excluded the mineralized samples suspected of being contaminated.

In addition, of the twinned hole sets within the drill hole database, only the core hole of the set was included in the resource estimation.  The statistical analyses are presented in Appendix A.

Figure 12-1 Core-RC Twin Au Values

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Figure 12-2 Core-RC Twin Au Values

Figure 12-3 Core-RC Twin Au Values

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Figure 12-4 Core-RC Twin Au Values

Figure 12-5 Core-RC Twin Au Values

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Figure 12-6 Core-RC Twin Au Values

Figure 12-7 Core-RC Twin Au Values

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12.4

SAMPLING INTERVALS

The drill hole spacing ranges from 15 meters to 100 meters. In order to identify the geometry of the mineralized zone, drill hole azimuths and inclinations have varied throughout the drilling campaigns. In general, Minefinders has utilized reverse circulation drill holes to expand the drilling area, while infilling with core holes to better define target areas.

12.5

DENSITY DETERMINATIONS

Minefinders has completed 24 density (specific gravity) determinations on the La Bolsa property.  Of these twenty-four samples, 14 were taken from within the mineralized zone.  The average density of those samples within the mineralized zone is 2.47 g/cm3 (154.2 lb/ft3).  It is noted here that Minefinders used a value of 2.48 g/cm3 (154.8 lb/ft3) for their modeling efforts.  The minimum and maximum specific gravity for the sample set is 2.22 and 2.52 g/cm3 (138.6 and 157.3 lb/ft3) respectively, and are dike material.   The set of density determinations includes samples from the 2008 drilling campaign only.  The number of density determinations used in the resource estimation is acceptable.  In SE’s opinion additional density determinations should be done in a systematic program so that the different rock types can be modeled separately.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1

SAMPLE PREPARATION AND SECURITY

Core samples were photographed and then split with a hydraulic splitter.  One half-split was bagged and stored at the camp until transport to the assay lab.   The remaining half-split was stored in the original core boxes at the camp until sufficient volumes were accumulated and transported in a 5 ton truck to Minefinders’ archival warehouse in Hermosillo.

For RC samples, at the end of each drill shift the main split samples were brought to the camp by Minefinders’ personnel where they were stored until transport to the assay lab.  Split samples remained at the drill site until the original sample assays were received.  Unmineralized intervals then were destroyed while mineralized intervals were collected and stored in camp for other test work.

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13.2

ANALYTICAL METHODS

All reported analyses are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver.  The assays were completed by either Chemex Labs of Vancouver, British Columbia, or Inspectorate Labs of Sparks, Nevada.   Samples from these intervals were comprised of either HQ or NQ core or reverse-circulation cuttings.  All samples were representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Edo. Sonora (Chemex) or Durango, Edo. Durango (Inspectorate).

During metallurgical testing at its sister property Dolores, Minefinders found that that silver grades from these tests were greater than the drill hole assays.  After consulting with various assay laboratories, it was determined that this was the result of poor dissolution of silver during the aqua-regia digestion procedure and that a multi-acid digestion process was necessary.

Based on this, Minefinders embarked upon systematic reanalysis of contained silver within a large volume of samples.  The multi-acid digestion procedure was thereafter incorporated into the analyses program for all future La Bolsa determinations.  The re-assay technique uses an array of different acids to aid in the digestion of any silver compounds.  The multi-acid digestion and consequent silver reanalysis results are used preferentially, and whenever available for the La Bolsa drill hole database, replace the older aqua-regia results.

Gold assays were reported by the analytical laboratories in parts per billion (ppb) units, grams per metric ton (gpt) units, or more rarely in ounces per ton (opt) units. Silver assays are generally reported in grams per metric ton (gpt) units.  Un-assayed intervals (missing samples) were set to null values (-99) and not used in the mineral resource estimation. Detection limits varied between analytical methods and laboratories. For consistency, intervals with values below detection were set to 0 ppb (Au) or 0.0 gpt (Ag).

Minefinders as part of their overall quality control measures routinely re-assays all values above 1000 ppb gold using fire assay with a gravimetric finish.

13.3

QUALITY CONTROL

Quality control for the sampling of the La Bolsa property has included the following procedures and protocols:

•

Minefinders includes standards and check samples as part of their quality assurance/quality control (QA/QC) procedures.  Approximately one sample in 20 submitted for analysis is a standard.

•

When changes to the assay methods became necessary due to under reporting of the silver values , Minefinders changed their analytical technique and procedures.

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•

Minefinders recognized that RC drilling did not provide a proper sample within the mineralized zone and focused their efforts on the use of core drilling.

•

Data generated from the analysis of the samples is electronically transferred and not hand entered into the drill hole database, thus eliminating one source of possible error.

13.4

ADEQUACY OF PROCEDURES

In SE’s opinion the procedures and programs established by Minefinders for sampling at La Bolsa are adequate and conform to industry standard practice.  Minefinders made changes to programs  and polices when corrective action was necessary.

DATA VERIFICATION

14.1

DRILL HOLE SURVEYS

Surveys of the drill hole collars were conducted using several different methods.  Of the 165 holes within the database 56.3% were surveyed by Global Positioning Systems (GPS) methods.  Other methods include Brunton (pocket transit), Total Station (theodolite), and map estimation.

During 1996 a survey of drill hole collars using a registered professional land surveyor was conducted to locate the drill holes.    Collar locations from 1996 are considered the standard to compare the accuracy of current GPS work.  Current Minefinders policy is to use the GPS method to locate the current hole collar along with several holes from the 1996 land survey work to check on the accuracy of the GPS survey.

All of the drill hole collars were marked with either a cement block or cement collar. The name of each drill hole had been written into the cement before it dried providing for a fairly permanent monument.

Methods used to locate the collars of the holes are in SE’s opinion acceptable.  It is noted that as of this writing 21.3% of the 165 holes within the database are classed as estimated and are awaiting a final collar survey.  Pocket transit (Brunton) and tape surveys also constitute a small percentage of the total.  It is SE’s opinion that if the physical collars can be found, these two collar groups should be resurveyed with GPS or similar method of equal or greater accuracy.

14.2

SAMPLING AND ANALYTICAL DATA VERIFICATION

14.2.1

INDEPENDENT SAMPLING

During 1997 MPH Consulting of Vancouver B.C. visited and collected 25 independent samples from various core and RC intervals.  The samples are from the 1995 and 1996 drilling campaigns and consist of split core composites, direct core samples and RC cuttings.  The samples were taken from the main mineralized zone.  Chemex and XRAL were the assayers.  The results of the sampling are presented below in Figure 14-1.

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Number	Sample Number	Sample Type	From m	To m	Interval	Gold g/t	Silver g/t
1.00	LB96-3C-1	Split core composite	0.00	12.95	12.95	2.72	43.48
2.00	LB96-3C-2	Split core composite	27.71	37.49	9.78	0.03	1.65
3.00	LB96-2C-1	Split core composite	6.58	15.67	9.09	1.79	33.84
4.00	LB96-2C-2	Split core composite	15.67	27.31	11.64	1.69	24.74
5.00	LB96-1C-1	Split core composite	0.00	6.40	6.40	3.74	22.20
6.00	LB96-1C-2	Split core composite	6.40	15.24	8.84	0.86	14.93
7.00	LB96-1C-4	Split core sample	3.65	4.88	1.23	5.48	0.00
8.00	LB96-1C-5	Split core sample	4.88	6.19	1.31	2.43	0.00
9.00	LB96-2C-11	Split core sample	13.71	15.24	1.53	1.30	24.00
10.00	LB96-2C-12	Split core sample	15.24	16.76	1.52	3.07	57.00
11.00	LB96-3C-2	Split core sample	1.22	2.53	1.31	1.87	27.00
12.00	LB96-3C-3	Split core sample	2.53	4.81	2.28	4.64	81.00
13.00	LB96-4C-36	Split core sample	45.29	46.54	1.25	7.32	22.80
14.00	LB96-5C-27	Split core sample	33.71	34.01	0.30	1.62	2.60
15.00	LB96-6C-20	Split core sample	26.61	27.98	1.37	1.49	31.20
16.00	LB95-10 75-80	RC Cuttings	22.86	24.38	1.52	0.55	4.80
17.00	LB95-10 80-85	RC Cuttings	24.38	25.91	1.53	0.93	20.57
18.00	LB95-10 85-90	RC Cuttings	25.91	27.43	1.52	2.16	33.94
19.00	LB95-20 15-20	RC Cuttings	4.57	6.10	1.53	0.86	15.08
20.00	LB95-20 20-25	RC Cuttings	6.10	7.62	1.52	1.37	13.71
21.00	LB95-20 25-30	RC Cuttings	7.62	9.14	1.52	5.42	20.57
22.00	LB95-30 35-40	RC Cuttings	10.67	12.19	1.52	0.41	20.57
23.00	LB95-30 40-45	RC Cuttings	12.19	13.72	1.53	0.96	16.11
24.00	LB95-40 45-50	RC Cuttings	13.72	15.24	1.52	0.58	0.00
25.00	LB95-40 50-55	RC Cuttings	15.24	16.76	1.52	3.67	3.77

This data set is only sufficient to confirm the presence of mineralization in concentrations similar to those within the project drill-hole database.

Table 14-1 La Bolsa MPH Consulting Independent Sampling

14.2.2

FIELD SPLITS

To check the initial drilling reproducibility, lab preparation procedures, and assay techniques, 2 holes from the 1995 RC drilling campaign were chosen by Minefinders for sample split assay analyses.  Original assays were completed by ALS Chemex of Vancouver, British Columbia and analysis of the sample splits were completed by Bondar Clegg, also of Vancouver.  These holes are LB95-1 and LB95-2.  A scatter plot analysis for each respective set is shown in Figures 14-1 and 14-2.  There were 126 samples in LB95-1, and 120 in LB95-2.

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Figure 14-1 LB95-1 Selected Assays vs. Field Splits - Gold

Bearing in mind that field splits may reflect variability in the samples as well as variability in the assays, the first hole, LB95-1, indicates relatively low correlation.  Splits off the second hole, LB95-2 were correlated much more highly, and could be taken as indicating reasonable closure between the laboratories.  This suggests good reproducibility between both labs in regards to sample preparation and assay techniques for these samples.  The exercise indicated acceptability of the gold assays within the existing database used for the resource estimation.

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Figure 14-2 LB95-2 Selected Assays vs. Field Splits – Gold

During 2003 and 2004 additional field splits were sent to two different assay laboratories – Chemex and Inspectorate - for analysis.  A total of 107 core split samples were analyzed.  This program was used to check the assay procedures between the two companies.  These samples were handled in a similar fashion as with the 1995 exercise.  The assay method was fire assay with an atomic adsorption finish.  A scatter plot is displayed in figure 14-3 and depicts moderate correlation.  Rigorous duplicate analyses (Thompson, Howarth, 1978) indicate that a systematic program is warranted to assure the reliability and precision of the field splits and formal duplicates for representative grade estimation.

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Figure 14-3 Field Splits, Differing Assayers, Multiple Core Holes

14.2.3

STANDARDS

Minefinders incorporates standards into the sample stream at the rate of 1 standard approximately every 30 meters (approximately 1 standard for every 20 samples).  From 2003 through the current drill program, 274 standards have been analyzed.  A total of 186 were analyzed by Chemex (2003 – 2008 drilling) and 88 were analyzed by Inspectorate (2009 drilling).  Three individual standards were used during this period: Cat#2, MF#1 and MF#2.  Standards are non-certified and were developed from mill tailing material that was bulk blended by Chemex.   Basic statistics and scatter plots of each data set are shown in Tables 14.2, 14.3 and Figures 14.4, 14.5.

The majority of values fall within a reasonable range although several groups from the 2003 – 2008 drilling show a deviation.  Deviations occurred in both the MF#1 and Cat#2 standards and both sets of deviations correspond to a series of consecutive drill holes completed during the 2008 drill program.  The reason for these deviations is unclear, and a re-assay of all mineralized intervals from these holes is recommended.  If possible, the standards should be re-analyzed as well.

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CAT #2		MF #1
Au		Au
Mean	1097	Mean	2307
Median	1090	Median	2304
Mode	1080	Mode	2330
Standard Deviation	44.8	Standard Deviation	125.8
Sample Variance	2011	Sample Variance	15824
Range	174	Range	575
Minimum	1006	Minimum	2058
Maximum	1180	Maximum	2633
Count	43	Count	45
Confidence Level(95.0%)	13.8	Confidence Level(95.0%)	37.8

Table 14-2 Standards Analyzed by Inspectorate (2009 Drilling)

Figure 14-4 Inspectorate 2009 Drilling Scatter Plot

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CAT#2		MF#1		MF#2
Au		Au		Au
Mean	980	Mean	2375	Mean	3068
Median	993	Median	2500	Median	3055
Mode	1050	Mode	2480	Mode	3030
Standard Deviation	138.1	Standard Deviation	386.4	Standard Deviation	125.1
Sample Variance	19066	Sample Variance	149291	Sample Variance	15661
Range	1085	Range	2408	Range	540
Minimum	40	Minimum	282	Minimum	2780
Maximum	1125	Maximum	2690	Maximum	3320
Count	91	Count	49	Count	46
Confidence Level(95.0%)	28.8	Confidence Level(95.0%)	111.0	Confidence Level(95.0%)	37.2

Table 14-3 Standards Analyzed by Chemex (2003-2008 Drilling)

Figure 14-5 Chemex 2003-2008 Drilling Scatter Plot

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14.2.4

BLANKS

No sample blanks have been submitted into the sample stream by Minefinders.  Blanks and internal checks completed by Chemex and Inspectorate are obtained and monitored by Minefinders.

14.3

NATURE AND LIMITATIONS OF VERIFICATIONS

In SE’s opinion, a complete QA/QC program should encompass the routine addition of blanks, standards, and duplicates (BSD’s) into the sample stream both at the lab as well as in the field. It also should include periodic checks using another laboratory.  Ideally, the field BSD’s should be ‘blind’, in that they should be indistinguishable from the usual run of samples.  It is noted that Minefinders’ present policy includes the routine addition of standards (but no blanks) in the field and does not include a routine re-assay of second sample splits at another independent lab.  As noted above, however, duplicate assays are requested for higher-grade Au results.  In SE’s opinion, Minefinders personnel apply a reasonable degree of vigilance in monitoring the sample results. SE considers the QA/QC protocols employed on the La Bolsa Project rigorous enough to ensure that the sample data is appropriate for use in mineral resource estimation.

14.4

ELECTRONIC DATABASE VERIFICATION

The final gold and silver grades in the electronic database were manually compared against the grades of the certified assays obtained from the commercial assay laboratories that were used by Minefinders.

There were 826 checked assay records from 12 drill holes. These represent about 5 percent of the total drill hole database.  The checked intervals are representative of the majority of the drilling campaigns conducted since 1995.

SE completed a standard database statistical check program on the database and found the database to be essentially error free.  The minor errors encountered appeared to be transpositional in nature.

It is SE’s opinon that the La Bolsa electronic database is sufficiently accurate and suitable to be used to estimate mineral resources.

ADJACENT PROPERTIES

North of the La Bolsa Mexican concession, directly across the border and within the United States, lies the Oro Blanco mining district of Santa Cruz County, Arizona. The geologic setting, deposits, and mineralogy were categorized by Knight (1970).  Other authors also have reported on the district (Fowler, 1938, 1951; Wilson, 1934, 1951; USBM, 1994).

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The Oro Blanco district occurs throughout an area that spans more than 50 square kilometers and is composed of a diverse array of mineralized occurrences believed to range in age from Mesozoic to Tertiary in age.  Mineralization includes higher temperature mesothermal quartz-sulfide veining with variable lead, zinc, copper, gold, and silver mineralization, to gold-silver bearing silicified zones, to younger low-temperature gold dominant stockwork and breccia veins.  Drilling within the district by Minefinders and others have investigated several small gold-silver resources of the silicified replacement and stockwork/breccia vein varieties from within several areas of the district. Past precious and base-metal production also has come from other parts of the Oro Blanco District including the Montana and Ruby mines and workings in the area of Warsaw Canyon.

The Arizona Bureau of Mines (Wilson, 1951) reported historical production from the Oro Blanco District as follows:

Gold -	98,142 ounces
Silver -	4,009,527 ounces
Lead -	54,562,801 pounds
Zinc -	38,256,989 pounds
Copper -	3,152,630 pounds

MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing of mineralized material from La Bolsa has involved two separate sets of column leach tests completed in 2005 and 2009.   Early in the project, Hazen Research, Inc. also completed an ore characterization study (Bolles, 1996).

The Hazen study included limited whole rock analyses, preliminary cyanidation amenability study, and reflected light microscopy.  Reported findings were that:

1) Precious metals mineralization was not associated with ‘problem elements such as arsenic, antimony, or mercury’ and that ‘these elements are not present in significant quantities’.

2) 72-hour bottle roll cyanidation testing of the as received drill cuttings (rc) ‘achieved gold extractions from 57 to 95% with low cyanide consumptions . . . . .silver extractions ranged from 25 to 50%’ . . . that ‘variability was probably caused by ‘nuggets of gold’ that did not leach completely’.

3) Microscopic examination indicated that the gold occurs ‘primarily as electrum nuggets, occasionally flakes, and fine inclusions in goethite minerals.  The coarse electrum nuggets, up to 350 microns, are probably responsible for the erratic gold extraction values (re. Cyanide testing)’.

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Metallurgical testing in 2005 included construction of eight heap leach simulation test columns utilizing material from two composites (LBN and LBS). Material for the 2005 composites was collected from the remaining half split core from the 2003 and 2004 rounds of drilling.  Approximately 556 kilograms of material was collected and shipped to McClelland Laboratories, Inc. of Sparks, Nevada.

Composites labeled LBN were made up of material from the north half of the resource area and that labeled LBS  was made up of material from the south half of the resource area.  This was done to quantify the difference between calcite dominant mineralization on the north verses an equal mix of quartz and calcite on the south.

For each of the composites, two columns were constructed at a feed size of 80% -9.5 mm (3/8”), one at a feed size of 80% -15.8 mm (5/8”), and one at a feed size of 80% -37.5 mm (11/2”).   Gold recoveries for the LBN composite at the 80% -9.5 mm feed size were 68.2% and 72.6% after 116 days and 163 days of leaching, respectively.  Gold recoveries for the LBS composite at the 80% -9.5mm feed size were 60.4% and 64.4% following 116 and 165 days of leaching, respectively.  Gold recoveries for the LBN 80% -15.8 mm feeds were 63.0% and 57.1% at the LBS 80%   -15.8 mm feed size after 117 days of leaching.  Gold recoveries at the LBN and LBS 80% -37.5 mm feed size were 53.0% and 39.7%, respectively, after 117 days of leaching.

Silver extraction generally was low and did not exceed 15%.  Lime and cyanide consumptions were moderate to low and results were indicative of gold recovery sensitivity to crush size and leach duration.

Composite	Crush size	Calculated Column Head Grade		Recoveries
	P80%	gpt Au	gpt Ag	% Gold	% Silver
LB08N	9.5mm (-3/8 inch)	1.02	24	81.4	12.5
	15.8mm (-5/8 inch)	1.06	24	77.4	8.3
	25mm (-1 inch)	0.97	25	74.2	8.0
LB08S	9.5mm (-3/8 inch)	0.95	17	80.0	11.8
	15.8mm (-5/8 inch)	0.95	17	75.8	11.8
	25mm (-1 inch)	1.04	14	71.9	6.7
LB08LG	9.5mm (-3/8 inch)	0.48	12	77.1	8.3
	15.8mm (-5/8 inch)	0.60	12	71.7	8.3
LB08HG	9.5mm (-3/8 inch)	1.53	32	76.5	15.6
	15.8mm (-5/8 inch)	1.56	33	72.4	12.1

Table 16-1 Column Leach Test Results

Additional detailed metallurgical testing was completed in 2008 using material shipped directly from the 2008 drill program.   Material for the tests was collected from half-splits of HQ core drilled in 2008 that were composited into 4 different composites designated LB08N (north resource composite), LB08S (south resource composite), LB08LG (low-grade 0.48 and 0.60 gpt Au average) material composite, and LB08HG (high-grade 1.53 and 1.56 gpt Au average) composite.   Ten separate metallurgical heap leach simulation test columns were then constructed using material at several crush sizes that included 80% passing 9.5 mm (3/8 inch) for each composite, 80% passing 15.8 mm (5/8 inch) for each composite, and 80% passing 25 mm (1 inch) for the LB08N and LB08S composites as shown in Table 16-1 above.

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Gold recoveries were rapid and generally complete after the first 120 days of leaching with only moderate to low reagent consumptions.   Although the 9.5 mm crush size leached most rapidly, total recoveries at the 15.8 mm and 25 mm crush sizes were substantially the same as they averaged 78.8%, 74.4%, and 73.1% respectively, and suggest that a coarser crush may be appropriate for heap leaching of the La Bolsa ores.  Silver recovery is significantly lower and an extended leach period to 252 days did not measurably increase silver recoveries. Use of coarser crush sizes should favorably affect capital and operating costs for possible mining operations on the property. The metallurgical column leach data allows for reasonable prediction of metallurgical recoveries for the project and development of a mine plan.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Several internal estimates of the mineral resources were made by Minefinders and various consultants in 1996 and 2008.  At this time there are no mineral reserves associated with the La Bolsa project.

An independent review (audit) of mineral resources using available provided data has been completed by Sacrison Engineering for Sonoran Resources and Minefinders. The following sections outline the underlying data and procedures that were used by Minefinders in developing an estimate of mineral resources at La Bolsa.

17.1

PERTINENT DATA

All of the underlying data examined by Sacrison Engineering in preparation of this report were collected by Minefinders from 1995 through September 2009.

17.1.1

DRILL HOLE ASSAYS

The La Bolsa drillhole database that Minefinders maintains for the 43-101 certified resource contains 165 core and RC holes.  The total drilled meters for these holes is approximately 19,000 meters with about 0.4% of that total not assayed for gold and silver. A total of 8 RC holes fell outside of the block model extents, and were not considered in the interpolation process.

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During the 2008 drilling campaign, the drill hole database was converted from imperial units to metric units.  This was done to make it consistent with the current company standard and other projects in Mexico.  The database was checked and validated to insure there was a complete and accurate conversion.  Sacrison Engineering has checked this conversion and confirmed its completeness.  Table 6-1 above summarizes the drill holes by drilling campaign. With the exception of the Oro Blanco holes, and the twinned RC holes as noted, these were used within the resource model.

17.1.2

TOPOGRAPHY

An aerial survey of the property was done by Cooper Aerial Surveys of Tucson, AZ in 1996.  Aerial survey results were keyed to pre-established professionally surveyed ground control points to establish a high resolution detailed topographic base.  This surface provides  control for the mineralization model and all engineering work for the project.

17.1.3

BULK DENSITY

The previously noted density determinations (Section 12.5) are applied in the resource modeling reported here.

Minefinders has completed 24 density (specific gravity) determinations on the La Bolsa property.  Of these twenty-four samples, 14 were taken from within the mineralized zone.  The average density of those samples within the mineralized zone is 2.47 g/cm3 (154.2 lb/ft3).  It is noted here that Minefinders used a value of 2.48 g/cm3 (154.8 lb/ft3) for their modeling efforts.  The minimum and maximum specific gravity for the sample set is 2.22 and 2.52 g/cm3 (138.6 and 157.3 lb/ft3) respectively, and are dike material.

17.2

GOLD AND SILVER ASSAY STATISTICS

The La Bolsa mineral resource database consists of 12,331 raw assay intervals which are composited into 2 meter intervals for gold and silver. The summary statistics for the raw data (gold and silver) are listed below in Table 17-1.

Variable	Number	Unit	Mean	Maximum	Sdev	Cov
Au	12331	ppb	196	42651	751	3.823
Ag	12331	ppm	3.2	346	9	2.769

Table 17-1 La Bolsa Assay Summary Statistics

Figures 17-1, 17-2, 17-3 and 17-4 display histograms and cumulative frequency diagrams for the gold and silver assays within the current database.

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Figure 17-1 Gold Assay Histogram

Figure 17-2 Gold Assay Cumulative Frequency

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Figure 17-3 Silver Assay Histogram

Figure 17-4 Silver Assay Cumulative Frequency

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Table 17-2 Summary Statistics - Core and RC Samples

The core and RC statistics shown in Table 17-2 are representative of the differences between the two sampling methods.  This data does not contain the current drilling analysis from the ongoing 2009 drilling campaign.

17.3

 COMPOSITING

The raw drill hole assays were composited using the run length or ‘down-the-hole’ method.  A composite length of 2 meters was selected by Minefinders. Compositing  using a 2m interval has the effect of reducing the mean of the composite distribution while maintaining the inherent variability.  The down-the-hole compositing routine assures that in general, all of the composites are of uniform sample length, except for the last composite in each drill hole.   Most of the short composites will occur at the bottom of the hole.  Table 17-3 displays the summary composite statistics. Figures 17-5, -6, -7, and -8 illustrate the gold and silver composites in histograms and cumulative frequency diagrams.

Variable	Number	Unit	Mean	Maximum	Sdev	Cov
Au	8490	ppb	197	25121	630	3.192
Ag	8490	ppm	3.3	281.4	8.2	2.523

Table 17-3 La Bolsa Summary Statistics for 2m Composites

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Figure 17-5 Gold 2m Composites Histogram

Figure 17-6 Gold 2m Composites Cumulative Frequency

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Figure 17-7 Silver 2m Composites Histogram

Figure 17-8 Silver 2m Composites Cumulative Frequency

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17.4

GRADE CAPPING

Minefinders has elected to cut higher grade occurrences of gold and silver before estimation of the resource.  Grade capping is commonly done to minimize the potential of over-estimating higher grade gold and silver values within resource models.

There are a variety of ways in which metal grades are capped by various resource modelers. One of the more common methods used to determine grade capping limits in precious metal deposits is the use of cumulative probability plots.  Minefinders has applied grade capping above the 99th percentile for both gold and silver.  This grade cap affects only a very small percentage of the total composites.

Based on review of the data and examination of the physical location of the values, Minefinders has chosen grade cuts at values of 10,000 ppb (10 g/t) for gold and 150 ppm (150 g/t) for silver.  The grade cuts have been applied to the composite gold and silver values during estimation.  The software (Gemcom®) used for resource modeling allows grade cutting to take place during grade interpolation without actually altering the database values.  Cumulative frequency plots with the capping effect are shown in Figures 17-9 and 17-10.

Figure 17-9 Gold 2m Composites Probability Plot - Capped

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Figure 17-10 Silver 2m Composites Probability Plot – Capped

17.5

GRADE ENVELOPE DEVELOPMENT

Polygonal grade boundaries were constructed on 15-meter sections by Minefinders personnel.  The polygons were based on the August 2009 database.  Gold composites, drill-hole geologic information, 1:1500-scale surface geological and structural mapping were used to define the shapes of the polygons.  Each set of envelopes are extended to the sectional thickness.  Four sets of polygonal shapes were defined as follows:

I.

Low-grade envelopes using a 0.2 gpt Au cutoff within the main ore body (green).

II.

Low-grade envelopes using a 0.2 gpt Au cutoff within the eastern zone of the mineralized trend (dark blue).

III.

High-grade envelopes using a 0.7 gpt Au cutoff within the main ore body (cyan).

IV.

Low-grade Hole, delineating material with less than 0.2 gpt Au internal to low grade envelopes (black).

Comparative reference is made to the conceptual geologic section provided in Figure 9-1 above.  Sectional interpretation showing low- and high-grade envelopes for section 645XV is presented below in figure 17-11.

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Figure 17-11 Cross-Section 645 XV Showing Grade Envelope Development

Solid or wireframe models were developed to constrain the grade estimation.  The gold and silver grades were controlled where mineralized fluids formed quartz-calcite vein, stockwork, and replacement zones. Hydrothermal gradients in association with porosity and permeability determined primary fluid flow paths (ie. breccias, structural zones, and variably permissive lithologies) that controlled mineralized fluids.  The main structural zone surface outcrop strikes approximately 355o and beneath the cap rock dips gently eastward from 20o to 35o.  Continuity of the structural zone can be demonstrated by drill hole traces.  The mineralized zone extends for more than 1100 meters along strike and for some 800 meters eastward along the dip surface.

A conceptual model describing the reconstructed lithologic relations, mineralized fluid flows, and overall environment of ore formation follows:

While the geologic resource model is straightforward, the actual geometry of the mineralized zone can be locally complex due to post-mineral cross-faulting and movement of blocks, either upthrown or downthrown along the fault planes.   The constraints on the resource model  have been created by drawing polygonal grade shells on 15m interval sections oriented on an azimuth of 60o (perpendicular to strike) and then wire-framing them into a coherent solid.  The polygons that form the solid generally outline gold grades from 2 meter composites with a 0.2g/t Au-only cutoff.  Where intercept-to-intercept continuity of higher grade mineralization could be surmised, an internal higher grade envelope at a general 0.7 g/t Au-only cutoff was outlined internal to the lower grade shell.  These grade zones were modeled separately from the main structural zone.  Each sectional outline was then modified to accommodate faulting, alteration, rock type or changes in dip. The resulting wireframe solids were then used to code the model with at least 50% of the block within the solid.

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The codes for the resource model were assigned as shown in the Table 17-4 below:

Zone	Clasee	Cut off (g/t)	Code
Main	Low Grade	>=0.2	110
Main	High Grade	>0.7	900
Main	Waste	<0.2	14
Eastern/Lower	All	>=0.2	111

Table 17-4 Resource Model Coding

The code of 14 was given to all outside materials, that is, outside of the grade envelopes (generally referred to as the waste zone).  A code of 1 was assigned material occurring above the topographic surface (designated as air) and so removed from the model.

The codes were assigned on a whole block basis to the block model.  High grade, low grade, waste zones, main structural zone and air were coded in descending order of priority.

The mineralized envelopes also were used to code the encapsulated drillhole intervals with the same codes as the block model.  Gold and silver assay intervals flagged with the codes then were used to identify individual composite samples during the interpolation process.

There are no partial blocks (no percentage flagging) in this process.  As such, there are edge effects inherent in the tagging. First, the geometry of the solids does not correspond exactly to that of the block model, so partial blocks at the edge of a solid are flagged according to majority percentage. It is assumed that the volume excluded in blocks below 50 percent is roughly equal to the extra volume included in the blocks above 50 percent.

Another edge effect is related to the solids being simple horizontal extensions of the sectional shapes.  As the mineralized zone traverses obliquely to the vertical section, the effect of these extended solids is to show a stepping effect.  The effect is minimized by the 15 meter solid width.  Minefinders assumes that the aggregate grade and volume inside the solids is equivalent to that contained in a smoother shape.

In SE’s opinion, modeling of the solids has produced an accurate representation of the geologic continuity.  SE has examined the solids models and compared them to the sample data and considers the interpretations to be reasonable.  SE notes that Minefinders personnel have expended considerable time and effort in developing, interpreting the geology and building the solids models.

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17.1

VARIOGRAPHY

Minefinders employed the following process to model the spatial correlation of the data. The resulting variograms were used to determine the range of influence for measured, indicated, and inferred resources.

•

Reviewed the geology for differing statistical regions.

•

Samples were composited to ensure the minimum support-effect.

•

Calculated and evaluated the classical statistics to identify any data set issues or multiple populations.

•

Generated omnidirectional experimental variogram of the mineralized zone to identify the sill and estimate the nugget value, as down-the-hole variograms were not readily available.

•

Created and analyzed variogram maps to locate the anisotropic directions.

•

Generated multiple variograms along the identified anisotropies for modeling.

The apparent continuity of mineralization was nearly identical in the major (strike) and semi-major (down dip) directions with a least continuity identified as perpendicular to the major and semi-major axes.  Analyses of pairwise relative variograms by Minefinders, with allowance for anisotropy, gave ranges of 86 meters along strike, 86 meters down dip, and 28 meters across the zone.  These distances were selected as the limits for the inferred resources.  Major and semi-major variograms are shown in figures 17-12 and 17-13, respectively.

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Figure 17-12 Gold Variogram for Major Direction

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Figure 17-13 Gold Composite Variogram for Semi-major Direction

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17.2

GRADE ESTIMATION

Minefinders used a three-dimensional block model to estimate the gold and silver mineral resources for the La Bolsa Project. A grade envelope model was generated to delineate the mineralized zone.  Variogram analysis was carried out on both gold and silver, block grades were estimated, and a density value applied.  The model was repeatedly modified and validated with visual checks, statistical comparisons, and alternative interpolation methods.  Mineral resources then were classified based upon geostatistical analysis and sample support factors.

17.2.1

 BLOCK MODEL

The block size is 5 x 5 x 3 meters, with one 5-meter axis oriented parallel to the strike of the model (azimuth 330 degrees), 5 meters across strike, and the 3 meters vertical. The lower corner of the model corresponds to the left hand end of Minefinders Section 0xv. There are 200 ENE – WSW columns and 168 NNW – SSE rows.  Block model elevations are from 780 to 1200 meters, or 140 blocks. The total number of blocks is 4,704,000.

The block model is initialized with all blocks flagged as waste.  Blocks at least 50 percent within the low-grade sectional solids are then flagged as low-grade.  Blocks at least 50 percent within the high-grade solids are flagged as high grade.  Next, blocks that are at least 51 percent within low-grade areas of holes within the solids are flagged as low-grade holes.  Finally, blocks at least 99 percent above the topography are flagged as air.

In SE’s opinion, the configuration of the block model and the block size used is reasonable to depict the grade variability within the deposit.  It is SE’s opinion that the block size in the present model may be small relative to the selective mining unit (SMU) and that the block grade distribution may not exactly reflect what will be mined.  A change of block size, if deemed necessary, can be achieved either by combining existing blocks (re-blocking) or by re-estimation of the grade using a different block size.  The effect of increasing the block size will be to increase the tonnage and reduce grade due to additional dilution added to the material above the cutoff.

17.2.2

GRADE ENVELOPE APPLICATION

The grade envelope for the main structural zone has been incorporated into the block model to provide a limit on the extent to which the grade estimation can extend.  It provides a so-called hard boundary outside of which estimation of grades does not occur.

17.2.3

GRADE ESTIMATION

Based on the structurally controlled geometry of the deposit, Minefinders determined that an anisotropic search should be used in the mineralized zone.  The selected search is biased along strike and down dip, and minimized perpendicular to those axes.  Analysis of the variograms for the resource supports this approach. Sensitivity analysis of nearest-neighbor, and inverse-distance interpolators were made using the defined search ellipses, grade envelopes, and several sets of composite parameters.  Weighting powers were used in the inverse-distance runs.  Minefinders used inverse-distance to the third power (1/d3) for grade interpolation.

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The calculation search ellipse used for the main zone of mineralization is 120 x 120 x 40, corresponding to an anisotropic ratio of 3:3:1. The relatively high anisotropy of the search is used to limit distortions of spatial grade distribution caused by drilling which is not perpendicular to the deposit, as well as to constrain the data used in the inverse-distance weighted block calculations. Minefinders decided to use this large search ellipse in order to assign grades to most of the blocks contained within the solids, and then exclude blocks from resource categories later using shorter search parameters for measured, indicated, and inferred categories.

Inverse-distance estimations used two composites per hole to minimize downhole averaging of data.  A minimum of three samples per block were allowed.  This requires at least two drill holes within the search ellipse for calculation of grade into a block, and serves to limit extrapolation of grade away from data.  A maximum of 8 samples were used to ensure local grade consistency.  An example of the block model along section 645XV is shown in Figure 17-14.

Figure 17-14 Block Model Section 645 XV

When a grade model is constrained by geologic boundaries, there is a risk that there may be a bias in the interpolation of these boundaries. To validate that the La Bolsa model was unbiased, a nearest-neighbor estimation was evaluated using the same 2-meter drill hole composites with no geologic constraints, and using a search ellipse of 86 x 86 x 28.  Based on this check it is believed that the interpolation procedures used by Minefinders conformed to accepted engineering practice.

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17.2.4

BLOCK GRADE VERIFICATION

As a general observation, grade models when constrained by boundaries such as mineralized envelopes may become biased by the envelope interpretation.  To validate that the La Bolsa grade model was unbiased, the nearest neighbor was compared to both the inverse distance cubed estimation and the input composites.  The cutoff grade vs. grade above cutoff for these estimators is shown in Figure 17-15.  From this illustration it can be seen that the nearest neighbor estimator has produced higher grades than the inverse distance cubed (1/d3) estimate.  Further, the average estimate of the 1/d3 did not exceed the average of the composite grade. From this comparison it is reasonable to conclude that the 1/d3 estimate is unbiased.  On this basis it is SE’s opinion that the 1/d3) estimate is unbiased within the gold estimate. Based upon the comparison of the two estimates, it is SE’s opinion that the 1/d3 model provides a reasonable estimate of the Mineral Resource at La Bolsa.

Figure 17-15 Gold Estimated Grades vs. Composite Grade

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17.3

RESOURCE CLASSIFICATION

Definitions of the measured, indicated, and inferred resource categories are presented in Appendix B of this report. The definitions follow guidelines accepted by the international financial institutions and security exchange commissions.

The criterion used by Minefinders to assign resources to the three categories is presented in Table 17-5 below:

Class	Strike Range	Dip Range	Thickness	Max # per Hole	Min Sample	Max Sample
Measured	30	30	10	2	3	8
Indicated	57.5	57.5	20	2	2	8
Inferred	86	86	28	1	1	1

Measured and Indicated are classified only within the identified mineralized zone.

Table 17-5 Measured, Indicated and Inferred Classification Parameters

Mineral resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101.  Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

In SE’s opinion the methods used to classify mineral resources at La Bolsa are reasonable.

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17.4

CONFIDENCE LEVELS OF KEY CRITERIA

The confidence level of the key criteria considered during resource classification and presented in Table 17-6.

Table 17-6 Confidence Levels of Key Criteria

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17.5

LA BOLSA MINERAL RESOURCE SUMMARY

Categorization of the resource estimate was undertaken in accordance with the criteria laid out in the Canadian National Instrument 43-101 (CNI43). A combination of Measured and Indicated Mineral Resources have been defined using definitive criteria determined during the validation of the grade estimates, with detailed consideration of the CNI43 categorization guidelines.

The mineral resources for the La Bolsa Project are stated within Table 17-7 below.

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La Bolsa Resource
Measured Resources
Cutoff	Tonnage	Au			Ag
	T x 1000	gpt	Grams	Ounces	gpt	Grams	Ounces
0.200	7,464	0.763	5,691,160	182,975	11.0	82,405,177	2,649,388
0.250	6,902	0.806	5,564,276	178,896	11.6	79,845,245	2,567,084
0.300	6,319	0.855	5,404,126	173,747	12.2	76,974,931	2,474,801
0.400	5,015	0.987	4,949,054	159,116	13.8	69,246,651	2,226,331
0.500	3,967	1.129	4,479,961	144,034	15.6	61,747,811	1,985,238
0.600	3,221	1.264	4,071,605	130,905	17.2	55,434,924	1,782,274
0.750	2,408	1.464	3,526,428	113,377	19.7	47,399,744	1,523,937
1.000	1,566	1.788	2,801,057	90,056	23.7	37,144,451	1,194,222
Indicated Resources
0.200	10,196	0.581	5,925,893	190,522	7.3	74,383,523	2,391,486
0.250	8,995	0.629	5,655,439	181,827	7.8	70,212,610	2,257,388
0.300	7,715	0.687	5,303,147	170,500	8.4	65,011,626	2,090,172
0.400	5,282	0.844	4,457,447	143,310	10.1	53,375,448	1,716,060
0.500	3,674	1.018	3,740,510	120,260	12.0	44,186,243	1,420,621
0.600	2,737	1.180	3,228,506	103,799	13.8	37,828,254	1,216,206
0.750	1,809	1.441	2,606,686	83,807	16.9	30,607,275	984,047
1.000	980	1.938	1,899,344	61,065	23.6	23,179,505	745,238
Inferred Resources
0.200	4,091	0.427	1,745,070	56,105	4.2	17,352,396	557,892
0.250	2,843	0.519	1,475,428	47,436	5.3	14,930,565	480,029
0.300	2,051	0.614	1,258,913	40,475	6.0	12,238,924	393,490
0.400	1,052	0.861	905,921	29,126	8.6	9,078,592	291,883
0.500	456	1.400	638,945	20,543	15.3	6,989,157	224,707
0.600	328	1.733	568,822	18,288	19.1	6,254,545	201,088
0.750	202	2.400	483,989	15,561	27.6	5,565,783	178,944
1.000	138	3.117	430,722	13,848	37.0	5,118,381	164,560
Measured + Indicated Resources
0.200	17,660	0.658	11,617,053	373,497	8.9	156,788,701	5,040,873
0.250	15,896	0.706	11,219,715	360,722	9.4	150,057,855	4,824,472
0.300	14,034	0.763	10,707,273	344,247	10.1	141,986,557	4,564,973
0.400	10,298	0.913	9,406,501	302,426	11.9	122,622,099	3,942,392
0.500	7,641	1.076	8,220,471	264,294	13.9	105,934,055	3,405,859
0.600	5,958	1.225	7,300,111	234,704	15.7	93,263,178	2,998,480
0.750	4,217	1.454	6,133,114	197,184	18.5	78,007,019	2,507,984
1.000	2,547	1.846	4,700,401	151,121	23.7	60,323,956	1,939,460

Table 17-7 La Bolsa Resource Estimate

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17.6

ISSUES THAT MAY AFFECT THE RESOURCE

Sacrison Engineering is not aware of anything that would materially affect Minefinder’s continued exploration and development of the La Bolsa property.

OTHER RELEVANT DATA AND INFORMATION

All relevant data and information pertaining to the resource estimate of the La Bolsa project is contained elsewhere in this report.

CONCLUSIONS AND RECOMMENDATIONS

In regard to the resource estimate, as the principal focus of this report, the following conclusions are provided:

•

Significant, relatively shallow oxide Mineral Resources have been outlined at La Bolsa. These resources remain open, with conceivable substantial additions. Beyond the extensions of known zones of mineralization, there is excellent potential for the discovery of new mineralized zones. In SE’s opinion the La Bolsa project warrants significant additional exploration and development expenditures.

•

The greatest potential for the discovery of additional measured and indicated resources is in the extension of the mineralization eastward and down dip.  There are high-grade intervals that have been intersected in the deepest hole on the section.  These zones are open at depth and horizontally.  There is a need to do in-fill drilling to increase the degree of confidence in the resources.

•

Continuity of gold mineralization is reasonable at low cutoff grades, but shows some minor deterioration for grades above 1g/t Au.

•

Minor infill core drilling will be required to improve local accuracy of the data and subsequent models for mining purposes.

•

Preliminary metallurgical data suggest that the La Bolsa mineralization is amenable to extraction of gold by conventional heap-leach processing methods

•

SE completed a standard database statistical check program on the drill hole database and found that the database essentially was error free.  The minor errors encountered appeared to be transpositional in nature

•

SE completed an estimation using a nearest neighbor estimation procedure as a check on the Minefinders work. The checking procedure used 2-meter drill hole composites with no geologic constraints and a maximum radius of 120 meters.  The estimation produced slightly more contained metal than in the Minefinders resource.  On the basis of this check, SE believes that the mineral zone model and interpolation procedures used by Minefinders conform to accepted engineering practice.

Sacrison Engineering 79 / 88

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•

The project resource base is sufficient to justify the initiation of engineering studies.  The ongoing metallurgical test work should be expanded, including the completion of mineralogic investigations and column-leach testing of representative samples at various size fractions.  Geological engineering studies, which will entail the drilling of geotechnical holes, should be initiated.

•

Environmental work, including the characterization of waste, also is warranted. Hydrologic investigations are needed for general project permitting purposes as well as to identify supplemental water sources. The hydrologic program will need to include the drilling of a number of holes with appropriate quality and quantity testing.

•

SE found Minefinder’s QA/QC program to be conducted with care and attention to detail.  It is SE opinion however that more blank, duplicate and checks samples are needed, and that a continuous systematic program should be initiated.

•

The number of density determinations used in the resource estimation is acceptable; however in SE’s opinion the determinations should systematically increase in future drilling.

•

It is SE’s opinion that all holes surveyed by Brunton (pocket transit and tape) methods should be updated using a GPS or system of greater or equivalent accuracy, providing that the physical drill collars can be found.

Sacrison Engineering 80 / 88

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Sonoran Resources, LLC	Technical Report

REFERENCES

Bolles,  Thomas R.,  June 17, 1996,  ‘Characterization of La Bolsa Ore Samples from Sonora, Mexico – HRI Project 8857’  (includes chemical analyses, cyanidation study, and mineralogic examinations),  Hazen Research, Inc., Golden, Colorado,  40 pp.

CIM, 2005, ‘CIM Definition Standards – For Mineral Resources and Mineral Reserves,’ Canadian Institute of Mining, Metallurgy, and Petroleum, Montreal, QC, Nov. 22, 2005.

Coates, H.J., Brereton, W.E.,  April 28, 1997,  ‘Technical Qualifying Report on the Dolores Gold Property, Chihuahua State and the La Bolsa, EL Correo, and La Reserva Gold Properties, Sonora State, Mexico for Minefinders Corporation Ltd.’, Toronto, Ontario, Canada, MPH Consulting Company,. Pages 20, 22, 26, 27, 28, 42, 43, 44, 45, 49, 50, 51, 56, 57, 58 and 61.

Fowler, G.M., 1938, Montana Mine, Ruby, in Some Arizona Ore Deposits, Arizona Bureau of Mines Bulletin No. 145, pp. 119-124.

Fowler, G.M., 1951, Oro Blanco or Ruby District, Chap. V, in Arizona Zinc and Lead Deposits, Part II, Arizona Bureau of Mines Bulletin No. 158, pp. 41-49.

Havenstrite, Stuart, Ristorcelli, Steven, 1996, ‘Geology and Resources – La Bolsa Property, Sonora, Mexico’, Mine Development Associates, Reno, NV, May 20, 1996.

Hudson, Donald M., November 18, 1996,  ‘Petrographic Review of 18 thin Sections – La Bolsa Property, Sonora, Mexico, for Minefinders Corporation Ltd’,  9 pp.

Knight, Jr., Louis H., 1970, ‘Structure and Mineralization of the Oro Blanco Mining District, Santa Cruz County, Arizona’,  Phd. dissertation prepared for University of Arizona, Tucson, AZ, 172 pp.

Metzenheim, Brian; Page, Tench,  2000, ‘Geologic Summary and Exploration Potential of the La Bolsa Project, Northern Sonora, Mexico’, Minefinders internal document. Undated.

Metzenheim, Brian, 1998, ‘Geology of the La Bolsa Project’, Minefinders Internal Memo Nov. 23, 1998, Reno, NV.

Page, Tench C.,  and Bailey, Mark H., December 1994,  ‘Review of the Geology and Precious Metals Economic Potential of the La Bolsa Project Area, State of Sonora, Republic of Mexico’, 16 pp.

Sanchez, Rafael,  June 7, 2008,  La Bolsa Project Metallurgical Review, Sonoran Resources Internal Memo, 4 pp.

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McPartland, Jack S., and Doolin, Michael, June 12, 2009, ‘Report on Metallurgical Testing – La Bolsa Drill Core Composites’, MLI Job No. 3276, McClelland Laboratories, Inc., Sparks, Nevada, 96 pp.

McPartland, Jack S, August 7, 2009,  ‘Report on Environmental Characterization Tests and Analyses – Select La Bolsa Drill Composites (Column Leached/Rinsed Residues)’,  MLI Job No. 3276,  McClelland Laboratories, Inc., Sparks, Nevada,  27 pp.

McPartland, Jack S., April 28, 2008, ‘Report on Metallurgical Testing – La Bolsa Drill Core Composites’, MLI Job No. 3034, McClelland Laboratories, Inc., Sparks, Nevada,  24 pp.

Thompson, M., Howarth, R.J., 1978, A new approach to the estimation of analytical precision, Journal of Geochemical Exploration, vol. 9, no. 1, pp. 23-30.

USBM, 1994, Mineral Appraisal of Coronado National Forest, Part 13, Atascosa-Pajarito-San Luis-Tumacacori Mountains Unit, Pima and Santa Cruz Counties, Arizona, , USBM Mineral Land Assessment 24-94, Bureau of Mines Intermountain Field Operations Center, Denver, CO, USDI, 316 p.

Wenrich, Dr. Karen J., July 30, 1996,  ‘La Bolsa Mexico – Petrographic Report Prepared for Tench C. Page, VP Exploration’, Minefinders Corporation Ltd.,  68 pp.

Wilson, E. D., 1951.  ‘Oro Blanco or Ruby district’, Arizona Bureau of Mines Bulletin No. 158,  pp. 41-49.

Wilson, E.D., Cunningham, J.B., and Butler, G.M. (1934), Arizona Lode Gold Mines and Gold Mining (revised 1967), Arizona Bureau of Mines Bull. 137: 189-190.

Sacrison Engineering 82 / 88

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DATE AND SIGNATURE PAGE

Effective Date of report:

October  12, 2009

Completion Date of report:

October  16, 2009

‘David Linebarger’

___________________________________

October  16, 2009

David Linebarger

Date Signed

‘Ralph R. Sacrison’

___________________________________

October  16, 2009

Ralph R. Sacrison, P.E.

Date Signed

Sacrison Engineering 83 / 88

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CERTIFICATE OF AUTHORS

DAVID LINEBARGER

Sacrison Engineering

320 Poplar Drive

Elko, NV 89801-4508

USA

Tel: 775-753-9490	sidescope@gmail.com
Fax: 775-549-8949	www.sacrison-engineering.com

I, David Linebarger, do hereby certify that:

1.

I am currently employed as Associate Mining Engineer by Sacrison Engineering  of 320 Poplar Drive, Elko, Nevada.

2.

I graduated from the University of Nevada, Reno in 1981 with a bachelor’s degree in Mining Engineering.  I have worked continuously within the mining industry for more than 25 years.

3.

I have been a member of the Society for Mining, Metallurgy and Exploration (SME) since 1978, and a member of the Australasian Institute of Mining and Metallurgy (AusIMM) since 2008.

4.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘NI 43- 101’) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a ‘qualified person’ for the purposes of NI 43-101.

5.

I am responsible, or have co-responsibility, for all the sections in this report titled, ‘Technical Report on the La Bolsa Property’, dated October 16, 2009 (the ‘Technical Report’), subject to my reliance on other experts identified in Section 3.

6.

I visited the La Bolsa, Sonora property on June 23, 2009 for one day.

7.

 I have had no prior involvement with the property or project that is the subject of the Technical Report.

8.

As of the date of the certificate, to the best of my knowledge, information and belief, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this technical report not ambiguous.

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9.

I am independent of Minefinders Corporation Limited and Sonoran Resources LLC., and all of each of their subsidiaries, as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

10.

I have read NI 43-101 and Form 43-101F1, and the Technical report has been prepared in compliance with that instrument and form.

11.

This Technical report contains information relating to mineral titles, permitting, environmental matters, regulatory issues and legal agreements.  I am not a legal, environmental or regulatory professional, and do not offer an opinion regarding these issues.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them of the Technical Report for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

13.

Copies of this report are submitted as a computer readable file in Adobe Acrobat PDF ® format.  The requirements of electronic filing necessitate submitting the report as an unlocked, editable file.  Neither I nor Sacrison Engineering accept any responsibility for any changes made to the file after it leaves our control.

October 16, 2009

‘David Linebarger’

___________________________________

David Linebarger

Sacrison Engineering 85 / 88

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RALPH R. SACRISON, P.E.

Sacrison Engineering

320 Poplar Drive

Elko, NV 89801-4508

USA

Tel: 775-777-7455	rsacrison@frontiernet.net
Fax: 775-549-8949	www.sacrison-engineering.com

I, Ralph R. Sacrison, P.E., do hereby certify that:

1.

I am the Principal of Sacrison Engineering of 320 Poplar Drive, Elko, Nevada.

2.

I am a 1976 graduate of Colgate University, holding a B.A. with a concentration in Geology.  I hold an M.S. in Mining Engineering from the New Mexico Institute of Mining & Technology, 1980.  I have worked within the mining industry for 33 years.

3.

I have been a member of the Society for Mining, Metallurgy and Exploration (SME) since 1976.

4.

I am a registered professional engineer in the states of Nevada (#11680), Utah (#173696-2202), and Colorado (#20433).

5.

I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (‘NI 43- 101’) and certify that by reason of education, affiliation with a professional association (as defined in NI 43-101), professional licensure, and relevant work experience, I fulfill the requirements to be a ‘qualified person’ for the purposes of NI 43-101.

6.

I have responsibilities for sections 12, 14, 15, 19, and 23 in this report titled, ‘Technical Report on the La Bolsa Property’, dated October 16, 2009 (the ‘Technical Report’), and co-responsibility for all the sections subject to my reliance on other experts identified in Section 3.

7.

 I have had no prior involvement with the property or project that is the subject of the Technical Report.

8.

As of the date of the certificate, to the best of my knowledge, information and belief, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this technical report not ambiguous.

Sacrison Engineering 86 / 88

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Sonoran Resources, LLC	Technical Report

9.

I am independent of Minefinders Corporation Limited and Sonoran Resources LLC., and all of each of their subsidiaries, as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

10.

I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

This Technical Report contains information relating to mineral titles, permitting, environmental matters, regulatory issues and legal agreements.  I am not a legal, environmental or regulatory professional, and do not offer an opinion regarding these issues.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them of the Technical Report for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

13.

Copies of this report are submitted as a computer readable file in Adobe Acrobat PDF ® format.  The requirements of electronic filing necessitate submitting the report as an unlocked, editable file.  Neither I nor Sacrison Engineering accept any responsibility for any changes made to the file after it leaves our control.

October 16, 2009

‘Ralph R. Sacrison’

___________________________________

Ralph R. Sacrison, P.E.

Sacrison Engineering 87 / 88

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LIST OF APPENDICES

23.1

APPENDIX A – TWIN HOLE STATISTICAL SUMMARY

23.2

APPENDIX B – DEFINITIONS OF RESOURCE CATEGORIES

Sacrison Engineering 88 / 88

Twin TH1.1	NOTES	1 / 5

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La Bolsa Resource Evaluation

APPENDIX A

Thompson - Howarth Analysis : Twinned Holes

Preliminary

Duplicate / Twin Analyses

Rigorous
It has been shown that when there is a wide grade range in a sample set, both the absolute and relative errors in analytical determinations can vary significantly over the range (Thompson & Howarth, 1978). In that case, standard deviation alone does not robustly describe analytical precision. An equation or plot relating deviation to grade is more appropriate. That leads to a more realistic estimate than the common assumption of of either a constant absolute error (using standard deviation) or a constant relative error (using the coefficient of variation). A meaningful estimation of precision across a range of grades can be obtained by duplication of analyses. Further, the constant error approaches tend to provide optimistically biased estimates of precision. The duplicate analyses employed here can help avoid those difficulties.

The data allows an assessment of the total effect of field error plus sampling error. It must be recognized, as is common in twinned-hole studies, that these two errors are grouped in the overall analysis.

The procedure is applied when 50 or more duplicated results are available.

1	From the (N>50) pairs a i , b i ( i = 1, 2, … N ), form lists of the pair means ( a i + b i ) / 2 and the corresponding absolute differences abs( a i - b i ). DO NOT logtransform the data.
2	Sort the list of the means into increasing order and and the differences into corresponding order.
3	Select the first eleven results and calculate the means of the pair means and the median (i.e. the central value, NOT the average) of the differences.
4	Repeat this procedure for successive groups of eleven assays, and obtain corresponding lists of means and medians. Ignore any terminal group of less than eleven results.
5

Either: plot the medians as a function of the means and obtain the intercept and slope of the line graphically by eye; or: obtain the same parameters by regression. These parameters correspond respectively with s 0 and k in equation (1).

The variation of standard deviation of the assay (s c) is expressed as a function of the concentration ( c ) and the standard deviation at zero concentration (s o):

s c =	s o + k c	(1)

The intercept and slope, standard deviation at zero and regression slope, respectively, quantify the precision ( p c ) at concentration ( c ) by the definition:

p c =	2 s c / c	(2)

Substituting:

p c =	2 s o / c + 2 k	(3)

When there are observations at low concentrations, the practical detection limit c d (when p c = 1.0) can be estimated from the expression:

c d =	2 s o / ( 1 - 2 k )	(4)

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APPENDIX A

Thompson - Howarth Analysis : Twinned Holes

Preliminary All Data Regression - TH parameters

Y c =	a x + b	Absolute difference vs mean grade

Twin Set	n	a	b	R2	Std Error	Remarks
			(ppb)		(ppb)

95-3 96-1C	85	1.2571	(65.814)	0.8154	323.08	OK, irregular intercept
95-6 96-2C	60	0.7846	86.078	0.4618	584.00	Low R2 (Coeff of Determination)
95-9 96-3C	45	0.2457	148.010	0.3253	383.27	Low R2 (Coeff of Determination)
96-30 98-8C	40	1.7015	(151.740)	0.9612	380.78	OK, irregular intercept
98-49 98-10C	60	0.9041	(33.164)	0.6695	286.39	OK, irregular intercept
03-67 04-5C	52	0.8512	76.425	0.5771	161.12	Low R2 (Coeff of Determination)
03-77 04-48C	50	1.6722	(56.357)	0.8686	117.30	OK, irregular intercept

Thompson - Howarth Summary

s c =	k c + s o	standard deviation of the assay

Twin Set	n	k	s o	R2	Std Error	Remarks
			(ppb)		(ppb)

95-3 96-1C	85	1.1058	20.503	0.9504	79.78	OK
95-6 96-2C	60	(0.0554)	274.930	0.0333	182.03	Low R2 (Coeff of Determination), irregular slope
95-9 96-3C	45	(0.0518)	319.130	0.0134	538.77	Low R2 (Coeff of Determination), irregular slope
96-30 98-8C	40	0.3941	50.199	0.9793	12.57	OK
98-49 98-10C	60	1.1113	(36.349)	0.9784	76.80	OK, irregular intercept
03-67 04-5C	52	(0.5100)	215.250	0.5372	62.07	Low R2 (Coeff of Determination), irregular slope
03-77 04-48C	50	1.4786	(25.371)	0.7067	91.48	OK, irregular intercept

The preliminary regression uses the Thompson-Howarth parameters of absolute difference and mean, applied to the grade of the RC and core samples. There is a consistency across the Coefficient of Determination (R2), which does not fully extend to the regression coefficients. The departures are not apparently related to the number of samples within each twin.

Sacrison Engineering		T: 775-777-7455
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APPENDIX A

Sacrison Engineering		T: 775-777-7455
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APPENDIX A

Sacrison Engineering		T: 775-777-7455
320 Poplar Drive	sacrison-engineering.com	F:775-549-8949
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APPENDIX A

Only two of the seven twin sets produce data conforming to a rigorous Thompson-Howarth precision analysis. This in and of itself speaks to data completeness and behavior. The relatively low number of samples are not unexpected, given the thickness of the mineralized zone. Low numbers may increase the likelihood of irregular T-H standard deviation regressions by increasing the likelihood that outliers will be represented. That in turn increases the likelihood of negative slopes in the regression.

It is reasonable to accept the analyses showing the 'irregular' intercepts. These are negative value intercepts, and may be an aspect of the method which should not diminish the inherent utility of the data and this analysis. In that light, there are four reasonable twins having moderate to high Coefficients of Determination and relatively low standards of deviation. Since overall, two to four twins indicate reliable or precise results, the twin analyses indicate low to moderate reliability of short-range estimation or repeatability. This characteristic or behavior is not unexpected for disseminated gold mineralization, where the reliability of global estimates may exceed that of local estimates.

Sacrison Engineering		T: 775-777-7455
320 Poplar Drive	sacrison-engineering.com	F: 775-549-8949
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APPENDIX B

EXCERPT

CIM STANDARD DEFINITIONS

Original Prepared by the CIM Standing Committee on Reserve Definitions Adopted by CIM Council on December 11, 2005

The order of selected paragraphs has been changed to emphasize the focus of this excerpt – Inferred, Indicated, and Measured Resources. This fair use excerpt is included to assist the reader in pertinent terms and categories in the La Bolsa Technical Report, Oct. 2009.

Mineral Resource

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

Sacrison Engineering 1 / 3
Appendix B

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An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Sacrison Engineering 2 / 3
Appendix B

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Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Sacrison Engineering 3 / 3
Appendix B

Sacrison Engineering 1 / 1
Mining - Geological- Hydrological- Environmental - Maintenance

CONSENT OF AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

I, David Linebarger, do hereby consent to the filing of the written disclosure of the technical report titled 'Technical Report on the La Bo1sa Property, Sonora, Mexico' and dated October 16, 2009 ( the "Technical Report") and any extracts from or a summary of the Technical Report in the September 14, 2009 Press Release of Minefinders Corporation Ltd., and to the filing of the Technical Report with the addressed Securities Commissions. I consent to the incorporation by reference of this Technical Report or any portion thereof into the Company's Form F-I0 Registration Statement (No. 333-155590) as filed with the United States Securities and Exchange Commission.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the September 14, 2009 Press Release of Minefinders Corporation Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of October, 2009.

David Linebarger

489 Sumac Drive Spring Creek, NV 89815 Tel: 775-753-9490 Fax: 775-549-8949 Cell: 775-934-1962
www.sacrison-engineering.com  -  sidescope@gmail.com

Sacrison Engineering 1 / 1
Mining - Geological- Hydrological- Environmental - Maintenance

CONSENT OF AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

I, Ralph R. Sacrison, do hereby consent to the filing of the written disclosure of the technical report titled 'Technical Report on the La Bolsa Property, Sonora, Mexico' and dated October 16, 2009 ( the "Technical Report") and any extracts from or a summary of the Technical Report in the September 14, 2009 Press Release of Minefinders Corporation Ltd. (the Company), and to the filing of the Technical Report with the addressed Securities Commissions. I consent to the incorporation by reference of this Technical Report or any portion thereof into the Company's Form F-lO Registration Statement (No. 333-155590) as filed with the United States Securities and Exchange Commission.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the September 14, 2009 Press Release of Minefinders Corporation Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of October, 2009.

Ralph R. Sacrison, P.E.

489 Sumac Drive Spring Creek, NV 89815 Tel: 775-753-9490 Fax: 775-549-8949 Cell: 775-934-1962
www.sacrison-engineering.com  -  sidescope@gmail.com